SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 3, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated April 03 2006 and titled: Nokia adds hosting to its fast-growing Services portfolio

2.	Nokia Press Release dated April 03 2006 and titled: Mobitel Slovenia to trial Nokia’s hosted push to talk service

3.	Nokia Press Release dated April 03 2006 and titled: Nokia signs agreement with RadioFrame Networks to deploy Picocell Base Station Solutions

4.	Nokia Press Release dated April 04 2006 and titled: Nokia supplies GSM and WCDMA 3G/HSDPA networks to Cable & Wireless in the Channel Islands

5.	Nokia Press Release dated April 05 2006 and titled: Nokia expands GSM network for AIS in Thailand

6.	Nokia Press Release dated April 05 2006 and titled: Exercises with stock options of Nokia Corporation

7.	Nokia Press Release dated April 05 2006 and titled: N-Gage gamers stand to attention as the N-Gage Arena ‘Battle the Commandos’ tournament commences

8.	Nokia Press Release dated April 05 2006 and titled: Nokia Showcases End-to-End Mobility Solutions at CTIA 2006

9.	Nokia Press Release dated April 05 2006 and titled: Nokia brings many of the most wanted new technologies to a trio at CDMA phones

10.	Nokia Press Release dated April 05 2006 and titled: Must a slim design always mean a slim feature set? Nokia engineers say no.

11.	Nokia Press Release dated April 05 2006 and titled: Nokia Services Maximizes 1700/2100 MHz and 700 MHz Spectrum Potential in North America

12.	Nokia Press Release dated April 05 2006 and titled: Nokia Launches New Enterprise Device Management Offering for Mobile Carriers

13.	Nokia Press Release dated April 05 2006 and titled: Nokia selected as 3G network supplier for Sonofon in Denmark

14.	Nokia Press Release dated April 05 2006 and titled: Nokia wins radio network contract with Warid Telecom in Bangladesh

15.	Nokia Press Release dated April 06 2006 and titled: Nokia shares cancelled pursuant to the resolution of the Annual General Meeting

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16.	Nokia Press Release dated April 06 2006 and titled: Nokia supports Elisa in launching the first HSDPA network in the Nordic Countries

17.	Nokia Press Release dated April 06 2006 and titled: Choose your side and steel yourself for war as Warhammer(r) 40,000(TM): Glory in Death(TM) hits stores

18.	Nokia Press Release dated April 10, 2006 and titled: Nokia and Linksys to Drive Mobile Technologies throughout the Digital Home

19.	Nokia Press Release dated April 10, 2006 and titled: Nokia powers Eurotel’s HSDPA network in the Czech Republic

20.	Nokia Press Release dated April 10, Nokia wins three top awards by the UK’s Mobile News magazine

21.	Nokia Press Release dated April 11, 2006 and titled: Nokia strengthens West African presence with new Nigeria office

22.	Nokia Press Release dated April 13, 2006 and titled: Nokia to publish Q1 2006 results on April 20, 2006

23.	Nokia Press Release dated April 18, 2006 and titled: Nokia expands its mobile infrastructure R&D Center in Sichuan in China

24.	Nokia Press Release dated April 19, 2006 and titled: World’s First Commercial Roll Out of Near Field Communication (NFC) Technology Simplifies Travel for Consumers

25.	Nokia Press Release dated April 19, 2006 and titled: Nokia launches online shop for UK customers

26.	Nokia Press Release dated April 20, 2006 and titled: Nokia comments on Qualcomm 10-Q statement filed April 19, 2006 regarding current licensing arrangements

27.	Nokia Press Release dated April 21, 2006 and titled: Nokia and the Massachusetts Institute of Technology celebrate the opening of Nokia Research Center Cambridge

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28.	Nokia Press Release dated April 24, 2006 and titled: Nokia signs extension contract with Viaero Wireless in Colorado and Nebraska

29.	Nokia Press Release dated April 25, 2006 and titled: Nokia announces three new Bluetooth Headsets

30.	Nokia Press Release dated April 25, 2006 and titled: Nokia Drives Internet Convergence With New Nokia Nseries Devices and Experiences

31.	Nokia Press Release dated April 25, 2006 and titled: Meet the Nokia N72: the Multimedia Computer that Looks as Good as It Performs

32.	Nokia Press Release dated April 25, 2006 and titled: Digitally Divine Nokia N73 - the Ultimate Challenge to the Digital Camera

33.	Nokia Press Release dated April 25, 2006 and titled: Nokia Introduces the Next Story in Video with the Nokia N93

34.	Nokia Press Release dated April 25, 2006 and titled: Nokia and Yahoo! add Flickr support in Nokia Nseries Multimedia Computers

35.	Nokia Press Release dated April 25, 2006 and titled: Adobe and Nokia Join Forces to Bring Consumers a Complete Video Editing Solution

36.	Nokia Press Release dated April 25, 2006 and titled: Gary Oldman Premieres New Mobile Movie Studio

37.	Nokia Press Release dated April 25, 2006 and titled: Nokia and CommTel bring Soul Triple Play over DSL in Australia

38.	Nokia Press Release dated April 28, 2006 and titled: Nokia and InterDigital resolve contract dispute

39.	Nokia Press Release dated April 28, 2006 and titled: Nokia Nseries joins Tribeca Film Festival in celebrating their five-year anniversary

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PRESS RELEASE

April 03,2006

Nokia adds hosting to its fast-growing Services portfolio

Launch new subscriber services more quickly and efficiently with Nokia Mobility Hosting

Las Vegas, NV (CTIA Wireless 2006), US and Espoo, Finland - Nokia today launched its Nokia Mobility Hosting solution for mobile service providers, offering them the chance to quickly roll out new, exciting services for subscribers while keeping investments in check and uncertainties to a minimum.

Separately, Nokia announced it had won a push to talk (PoC) hosting trial agreement with Mobitel Slovenia. In 2005, Nokia won push to talk hosting agreements with mobilkom austria and 3 Scandinavia, and Nokia is currently in hosting solution talks with a number of service providers across the globe.

Hosting is now starting to take off, and is expected to grow sharply in the coming years as operator competition intensifies. Research group Ovum forecasts the size of the hosting market to double to 1.35 billion euros by 2009 from around 670 million in 2005.

“As the telecommunications market converges, operators are increasingly looking in the mirror and asking themselves what sort of role they want to play in this process. They are scrutinizing their business models and asking what is a core activity and what isn’t,” said Jean-Charles Doineau, Service infrastructure practice leader, Ovum.

“We feel operating service platforms is one area that some operators will offload to outside parties in the coming years. Only a handful of vendors have started to look at the potential in this market, and Nokia is one of them,” he said.

The business environment for mobile service providers is becoming tougher, and new multimedia services are becoming increasingly complex to install and maintain. By opting for Nokia’s hosting solution, operators can focus squarely on winning and retaining subscribers by offering popular services such as PoC and multimedia messaging.

“Nokia is unmatched in its ability to serve operators’ needs, from networks to devices to services. With our global footprint of hosting centers, including the new Nokia Global Networks Solutions Center in Chennai, we are in a prime position to tap the growing hosting market and ensure the best hosted solutions for our customers,” said Patrik Sallner, Head of Hosting Service Line, Networks, Nokia.

“Thanks to our broad mobile solutions portfolio and the customer understanding we have from our Enterprise Solutions, Mobile Phones and Multimedia businesses, Nokia can help service providers accelerate the time to market of new offerings. Hosting is a partnership that benefits both sides, allowing them to share initial start-up costs and also reap rewards once the services take off,” Sallner said.

Hosting is one of the many tools that Nokia can offer operators to help grow their business in the face of ever-toughening competition and growing technological complexity. Hosting sits alongside Managed Services to form one of the main pillars of Nokia’s growing Services business unit. Nokia is a leader in the managed services market, with 39 agreements in 30 countries.

Nokia provides a full range of support and services to help operators differentiate and innovate their mobile offerings, with close to 20 years’ experience in the field. Services comprises over 30 percent of revenues in Nokia’s Networks business group, and the figure is growing.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel: + 358 7180 34379

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 03,2006

Mobitel Slovenia to trial Nokia’s hosted push to talk service

Espoo, Finland - Mobitel Slovenia has tapped Nokia’s hosted Push to talk over Cellular (PoC) solution for trialing in the Slovenian market. The agreement, which marks a new customer and market entry for Nokia’s Networks business group, means Mobitel can roll out the solution more quickly and at a reduced cost. Cooperation is already underway.

The trial is initially targeted to business users, but all users can benefit from push to talk, which lets people communicate with groups or individuals at the push of a button. As part of the trial, Nokia will also offer support for its Presence solution.

“Push to talk hosting is an attractive option for Mobitel, as it allows us to quickly deploy the solution effectively and cost efficiently,” said Domen Rakovec, Chief R&D Officer, Mobitel. “Choosing to trial with Nokia was an easy decision given its strong PoC track record and the fact that its end-to-end solution will be compliant with the OMA (Open Mobile Alliance) standard.”

“We are very pleased to work with Mobitel on their hosted push to talk trial. This agreement shows how Nokia Mobility Hosting allows operators to quickly trial and roll out new mobile services,” said Patrik Sallner, Head of Hosting Service Line, Networks, Nokia. “Hosting is a rising telecoms industry trend, and an area where Nokia intends to grow.”

Hosting is one of the many tools that Nokia can offer operators to help grow their business in the face of ever-toughening competition and growing technological complexity. Hosting sits alongside Managed Services to form one of the main pillars of Nokia’s growing Services business unit. Nokia is a leader in the managed services market, with 39 agreements in 30 countries.

Nokia’s end-to-end push to talk solution offers a full feature set, and will be compliant with the OMA standard. Nokia’s solution is compatible with the IP Multimedia Subsystem as standardized in 3GPP, and it will be capable of supporting various push-to-media, such as video. With commercial contracts for 48 PoC service offerings, and several operator trials ongoing, Nokia is leading the market for Push to talk over Cellular in GSM.

About Mobitel

Mobitel is the leading Slovenian mobile communications operator and one of the most technologically advanced mobile operators in the world. Mobitel is the only operator in Slovenia with a UMTS license, and it launched its UMTS network already in December 2003. Mobitel offers various state-of-the-art services and provides a wide range of services using advanced generations of mobile telecommunications GSM 900/1800, GPRS, WLAN and UMTS.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Mobitel

Katarina Larisa Ham

Head of Public Relations Office

Tel. +386 147 22 920

Nokia, Networks

Communications

Tel: + 358 7180 34379

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 03,2006

Nokia signs agreement with RadioFrame Networks to deploy Picocell Base Station Solutions

Espoo, Finland - Nokia and RadioFrame Networks today announced they have entered into a reseller and distribution agreement. Under the terms of this agreement, Nokia will sell, distribute and support RadioFrame Networks’ picocell solutions to mobile network operators. Based on 3GPP standards for pico base transceiver stations, RadioFrame Networks’ software-controlled S-Series solution tightly integrates mobile voice and data services for GSM/GPRS and EDGE networks for consumer applications in homes as well as small-to-medium enterprises. The S-Series solution complements Nokia’s base station portfolio for GSM indoor service offering.

“The S-series solution is a cost-effective way to provide indoor coverage and capacity for the mobile operators. Mobile operators can deploy this solution by making use of DSL and cable broadband packet switched networks for backhaul connectivity”, said Ari Lehtoranta, Senior Vice President and General Manager, Radio Networks, Networks, Nokia.

“This is an important day for RadioFrame and we are thrilled to have reached this agreement with Nokia,” said Jeff Brown, president and CEO of RadioFrame Networks. “As a proven world leader in mobile infrastructure and equipment, Nokia’s commitment to our S-Series infrastructure is an important validation of the product and will help them meet the dynamic needs of their global customer base.”

The S-Series offers mobile network operators an easy and seamless opportunity to expand existing wireless networks through an innovative picocell base station. The base station can operate either as a single-board transceiver or can be added to an existing DSL/cable modem box with a high degree of reliability and security. The S-Series will work transparently with Nokia base station controller and with multiple-switched-ports router with firewall security and Web services to provide mobile network operators with remote fault management and configuration capabilities.

About RadioFrame Networks

Headquartered in Bellevue, Washington, USA, RadioFrame Networks Inc. is the leader in modular radio solutions for telecom operators. RadioFrame Networks deploys cost-effective radio access via flexible and efficient software-driven base stations. Unlike traditional approaches from vendors offering proprietary, single-technology equipment, RadioFrame Networks offers an agile, multiple-technology, future-proof solution that integrates into existing networks, increases capacity and reduces operating costs and capital expenditures. For more information, please visit the company’s Web site at www.radioframenetworks.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Todd Wolfenbarger - The Summit Group for RadioFrame Networks

Tel: +1-1-595-1155 / +1-801-244-9600

E-mail: twolfenbarger@summitslc.com

Nokia, Networks

Communications

Tel: +358 7180 34379

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 04,2006

Nokia supplies GSM and WCDMA 3G/HSDPA networks to Cable & Wireless in the Channel Islands

Espoo, Finland - Nokia and Cable & Wireless, one of the world’s leading telecommunications companies, have today signed a contract for the supply of GSM and WCDMA 3G radio and core networks in the Channel Islands of Guernsey and Jersey. This network contract is part of the global frame agreement that Cable & Wireless and Nokia announced in February 2006.

With the support of Nokia’s network infrastructure, Cable & Wireless can offer high-quality network coverage and the very latest multimedia services to its mobile customers.

As part of the agreement, Nokia will supply Cable & Wireless with GSM and WCDMA 3G radio networks, including HSDPA, and core networks, including the Nokia MSC Server mobile softswitches. Included in the deal is the unique Nokia NetAct(TM) network and service management system, and a range of services such as network planning, implementation, commissioning and network optimization. Deliveries will start immediately.

“We are committed to providing our customers with high-quality services. With 3G and HSDPA our customers can enjoy advanced multimedia services and faster download speeds,” says Geoff Houston, Chief Executive, Cable & Wireless Channel Islands. “Nokia has world-class credentials and its 3G networks support several leading operators globally. We could not get a better partner.”

“We’re delighted to be working with Cable & Wireless to introduce 3G services in Guernsey and Jersey,” says Peter Kýýhne, Vice President, Networks, Nokia. “By supplying a complete, end to end solution encompassing terminals, infrastructure, network applications and services we enable Cable & Wireless to bring value to both business and private users within the Channel Islands.”

Nokia’s high-performing, cost-optimized HSDPA is a simple software upgrade to Nokia WCDMA networks, offering average data speeds of 1-2 Mbps in the first phase. Later, the Nokia will HSDPA support up to 14.4 Mbps in accordance with industry standards. Nokia is a leader in the HSDPA market, with over 20 contracts globally.

Mobile softswitching and IMS are the main elements in converging networks. With over 80 customers for the MSC Server, Nokia has delivered the majority of the world’s commercial 3GPP compliant mobile softswitches, accounting for over 75% of Nokia’s switch deliveries. Nokia is also the front runner in IMS for fixed and mobile networks, with over 70 references for IMS solutions, such as Push to talk over Cellular and video sharing.

About Cable & Wireless

Cable & Wireless is one of the world’s leading international communications companies. It provides fixed and mobile voice, data, IP (Internet Protocol) and broadband services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, the Caribbean, Panama, Macau and Monaco.

For more information about Cable & Wireless, go to www.cw.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 05,2006

Nokia expands GSM network for AIS in Thailand

Espoo, Finland - Nokia and Advanced Info Service Plc (AIS), one of Thailand’s leading mobile phone service operators, have signed a deal worth USD 19 million to expand AIS’ GSM network in the Northern, Central and Southern regions of Thailand. The expansion will improve network coverage and capacity and ensure that AIS can maintain a top-quality GSM network in the fiercely competitive Thailand market.

Under the agreement, Nokia is supplying a GSM radio network, including base stations and base station controllers; a core network, including the Nokia Mobile Switching Centre (MSC), the Nokia Intelligent Content Delivery (ICD), the Nokia Online Service Controller (OSC), and the Nokia Terminal Management Server (NTMS). The GSM expansion covers Northern, Central and Southern Thailand. The Nokia ICD and NTMS will be supplied nationwide.

Nokia will provide services including project management, telecom implementation and planning for the GSM expansion. Nokia’s systems integration will play an important role in integrating the Nokia ICD and NTMS solutions to AIS’ charging system. The system continues to be supported by the unique multitechnology Nokia NetAct(TM) network and service management system.

“The end-to-end GSM solutions from Nokia will enable us to maintain high quality network coverage and services despite the heavy usage and growth in the network,” says Ms. Arpattra Sringkarrinkul, Executive Vice President, Solutions, AIS. “We value our customers and are continuously working towards a better customer experience. Nokia’s solutions not only improve the quality of our voice service, but also help us make our non-voice services more flexible and user-friendly.”

“Nokia is proud to be part of the AIS success story in Thailand. Even with the tough competition in the Thai market, AIS continues to grow their subscriber base and improve their network quality,” says Somchai Thamsirisup, Account Director, Networks, Nokia.

Nokia has been working with AIS since the early 1990s, providing comprehensive services for the operator’s GSM infrastructure.

The Nokia ICD solution enables AIS to provide data services to both prepaid and post-paid customers and charge for them differentially. The NTMS enables AIS customers to send and update mobile settings over-the-air.

About AIS

Advanced Info Service Public Company Limited (AIS), a subsidiary of Shin Corporation PCL., is the established leader in Thailand’s wireless communications industry after more than 15 years of services with its subscribers based more than 16 millions and market share more than 50%.

To date, AIS service network covers 795 districts (amphur) throughout Thailand, plus international roaming across in six continents. Additionally, indoor coverage has been greatly expanded in both Bangkok and the provinces. AIS has continuously enhanced and expanded its network in order to respond to the market and technological advances, whilst keeping abreast of consumers’ growing demands and needs. It continues to integrate the latest in advanced technology and deliver more than just voice communication, with GPRS and EDGE technology.

AIS strongly believe that wireless communications bring changes to the way Thai people live their life, regardless of who they are and what they do. With endless communications possibilities, the quality of life is better. Visit our web site at www.ais.co.th

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 05,2006

Exercises with stock options of Nokia Corporation

Espoo, Finland - A total of 427,902 shares of Nokia Corporation (“Nokia”) were subscribed for as of March 30, 2006 based on Nokia’s 2003 employee stock option plan. This resulted in an increase of EUR 25,674.12 in Nokia’s share capital and an increase of EUR 6,085,039.40 in shareholders equity. The new shares carry full shareholder rights as from the registration date, April 5, 2006. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 266,058,866.52 and the total number of shares is 4,434,314,442 including the shares that are held by the company.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 05,2006

N-Gage gamers stand to attention as the N-Gage Arena ‘Battle the Commandos’ tournament commences

Espoo, Finland - Nokia today announced its latest N-Gage Arena tournament, ‘Battle the Commandos’ featuring Pathway to Glory: Ikusa Islands. From today until April 29, gamers can sign up to fight their way to the top for the chance to take on real Special Forces soldiers during the tournament’s grand finale.

“Since Pathway to Glory arrived on N-Gage there has been nothing but praise for its attention to detail and in-depth tactical game play,” said Sally Vedros, product marketing manager for N-Gage Arena. “By enlisting real soldiers to take on gamers during this tournament we are really putting these elements of Pathway to Glory: Ikusa Islands to the test.”

Following sign up, qualifying rounds will take place on April 12, 19 and 26. The finale on April 29 will give the best gamers the opportunity to play against the Special Forces soldiers before a live chat session with them after the event.

Three Special Forces operatives will be taking part in the tournament, including Tony Sloane, author of The Naked Soldier: My Life in the French Foreign Legion.

The beauty of the N-Gage Arena once again comes to the fore with this exciting online battle. Whether players participate from home or on the bus, this global tournament is accessible wherever the gamer chooses to play.

Prizes include night vision goggles and limited edition military jackets. Terms and Conditions apply. For more information, visit http://arena.n-gage.com .

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

Copyright © 2006 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for complete information.

PRESS RELEASE

April 05,2006

Nokia Showcases End-to-End Mobility Solutions at CTIA 2006

New GSM and CDMA devices and network infrastructure innovations broaden Nokia portfolio

Las Vegas, NV, USA - Today at the world’s largest wireless show, CTIA Wireless 2006, Nokia is demonstrating its comprehensive offering of true end-to-end mobility solutions, which together enable people to mobilize their lives. Nokia will be showcasing new devices and network innovations, as well as the latest mobile enterprise and multimedia solutions at Nokia booth 2641, located in the Central Hall of the Las Vegas Convention Center.

Nokia Expands CDMA Portfolio with Multiple New Handsets

With the addition of three new CDMA handsets, Nokia’s range of CDMA products continues its growth across all consumer segments with a variety of designs at multiple price points.

The ultra compact and sleek new Nokia 2365i entry-tier flip phone features a large internal display, striking blue-on-black external display, extended talk time and Bluetooth technology. The Nokia 2865/2865i phone is an elegant and stylish monoblock design with a large color display, Bluetooth technology, internal antenna and FM Radio. With a slender, compact fold design, the Nokia 6175i is a new mid-tier flip phone with a 1.3 megapixel camera, Bluetooth technology, internal antenna, large color display and stereo FM radio.

Nokia Unveils Desirably Slim GSM Phone

The latest Nokia GSM handset, the Nokia 6126 phone, boasts a full feature set with music, design and imaging. This quad-band (GSM/EDGE 850/900/1800/1900) has a 1.3 megapixel camera, music player with removable memory available via hot-swappable card, Bluetooth, video ring tones, and a large 16 million color screen display - all wrapped in a thin, sleek package.

Nokia Networks Announces New Operator Offerings

Nokia launched Nokia Mobility Hosting for mobile service providers, offering them the chance to quickly roll out new, exciting services like push-to-talk over cellular and multimedia messaging. Nokia also will be demonstrating its new Nokia UMA (unlicensed mobile access) Solution which enables the seamless handover of a voice or data call from a WLAN network to a cellular network. And the Nokia Flexi Base Station, an innovative product that completely changes the way 3G and broadband wireless networks will be built, will be featured at the booth. Nokia also announced with RadioFrame Networks that Nokia will sell, distribute, and support RadioFrame Networks’ picocell solutions to mobile network operators.

Nokia’s Mobile Solutions Experience Center will be located outside the Las Vegas Convention Center in the Silver Lot. UMA, IP Multimedia Subsystem (IMS) applications, the Nokia Flexi Base Station, and Internet-High Speed Packet Access (I-HSPA) will be demonstrated. Demonstrations are by appointment only.

Nokia Provides End-to-End Mobile Device Management

Nokia today announced a new Device Management offering for carriers, which allows mobile operators to provide device management and device security services to their corporate customers. The new Nokia product, a result of the recent Intellisync acquisition, will become a part of a broader Nokia Unified Device Management Solution offering for enterprises, carriers, and service providers that will help operators manage their customer segments and device management operations.

Nokia will also be showcasing its latest enterprise solutions and business optimized devices, software and enhancements at the show. Highlights include the anticipated Nokia Eseries (E60, E61, E70) business devices and the Nokia 9300 device. In addition, mobile application solutions such as mobile email, enterprise voice, VOIP over WLAN, and the latest capabilities from Nokia’s Intellisync product range.

Experience the Latest Multimedia Innovations

Nokia will be showcasing its Nseries devices and latest multimedia experiences in mobile TV, music, photography and Internet communications - including the Nokia 770 Internet Tablet. Visit our booth and experience how the Nokia Nseries brings mobile connectivity to the next level - beyond the phone call.

PRO Developers Work Showcased

Forum Nokia, Nokia’s global developer support program, will be showcasing the Preminent client with a demonstration. Also, learn more about the S60 platform and experience enterprise, consumer and personal productivity applications from key developers on Series 40, S60 and Series 80 devices.

Jorma Ollila to Keynote on Day One

Jorma Ollila, Chairman and CEO of Nokia, will give a keynote on Wednesday, April 5, in the North Hall of the Las Vegas Convention Center.

Lecture Series at the Nokia Booth

Each hour beginning at 11:30 a.m. on all three show days, Nokia will host a series of educational presentations to provide in-depth information on industry trends and Nokia-specific products and solutions. The schedule of topics includes: DVB-H, Mobility in the Enterprise, Nokia Flexi Base Station, Product Design, Network Hosting, and S60. Visit the Nokia booth for a full schedule.

Receive Nokia Insider SMS Alerts

If you want to stay up to speed on the latest and greatest from Nokia at CTIA, sign up for SMS alerts. For media, send a text message to 27166 with the keyword MEDIA. For show attendees, send a text message to 27166 with the keyword NOKIA. We’ll send you periodic text messages alerting you to our news and activities. Standard text message rates apply. Available only on participating carriers. You can also check out www.nokia.mobi/ctia on your Web-enabled device for more show information.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Media Relations

Tel: + 1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 05,2006

Nokia brings many of the most wanted new technologies to a trio at CDMA phones

Nokia 2365i, Nokia 2865/2865i and Nokia 6175i phones offer Bluetooth wireless technology and more at multiple price points

Las Vegas, NV, USA -Continuing to build upon its well-received line of CDMA handsets, Nokia (NYSE: NOK) today unveiled three new handsets that bring exciting new features to devices across Nokia’s growing CDMA portfolio. Each of these phones includes wireless Bluetooth wireless technology, allowing them to seamlessly integrate with an ever-expanding range of devices with Bluetooth technology from Nokia and others. Today’s announcements include the Nokia 2365i phone, a value priced fold-style handset, the Nokia 2865/2865i phone, an eye-catching monoblock design and the Nokia 6175i phone, a sleekly designed mid-tier fold-style device. Each of these new phones is expected to be available during the 2nd half of 2006.

“This new collection of CDMA handsets offer an exceptional range of features, including Bluetooth wireless technology, to consumers shopping for various form factors and at multiple price points,” said Timo Ihamuotila, senior vice president of Nokia’s CDMA business unit. “Combined with Nokia’s driving mission to build high-quality, easy-to-use devices, these new phones bring an outstanding level of value to the CDMA market.”

Nokia 6175i phone

Combining a sleek and sophisticated internal-antenna design with a wide array of advanced mobile features, the mid-tier Nokia 6175i fold-style phone is positioned to appeal to wireless customers wanting a stylish, well-featured mobile phone that is intuitive and pocketable. The integrated 1.3 megapixel camera introduces to the Nokia CDMA portfolio a full-screen portrait viewfinder that takes full advantage of the 262,000 color 128 x 160 pixel TFT internal display. High-resolution images and videos, digitally zoomed up to 4x, can be sent via multimedia messaging on compatible networks or transferred to a PC using Bluetooth technology or an optional USB cable. Photo printing is simplified with the inclusion of PictBridge compatibility, ensuring easy connection to a variety of PictBridge-enabled printing devices. Consimers can stay plugged in to their music with a built-in stereo FM radio or by streaming audio and video in a variety of formats. The Nokia 6175i phone also supports a variety of location-based services that utilize its integrated GPS receiver.

Only 3.4 ounces, the Nokia 6175i phone offers up to 3.5 hours of digital talk time or up to 14 days of standby time.

Nokia 2865/2865i phone

The Nokia 2865/2865i phone is a new entry-tier monoblock design that combines a contemporary sleek form with a well-appointed set of features selected to satisfy the needs of today’s mobile customer. The 262,000 color 128 x 160 pixel screen can be used to show off the latest downloadable wallpapers, themes, games and applications, while the built-in FM radio and real-sound ringtones supporting MP3, AAC and other file types let owners express themselves through music. The push-to-talk capable Nokia 2865/2865i phone also features an integrated speakerphone and Bluetooth technology to allow convenient connection to a wide variety of compatible accessories and other devices with Bluetooth technology.

Weighing under 3.5 ounces, the Nokia 2865/2865i provides up to 4 hours of talk time or up to 14 days of standby time.

Nokia 2365i phone

Featuring an uncommonly compact profile for a value-priced handset, the Nokia 2365i phone includes an attractive list of features designed to position it a step above most entry tier CDMA phones. Along with integrated Bluetooth technology and hands-free speakerphone, the fold-style Nokia 2365i phone includes a large 128 x 160 pixel color main display complemented by a high-visibility 96 x 65 pixel blue/black external display. A built-in FM radio connects owners to music and news, and the Nokia 2365i phone can be easily personalized with built-in graphics and unique polyphonic ringtones.

A mere 3.7 ounces, the Nokia 2365i provides up to 4 hours of talk time or up to 10 days of standby time.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Media Relations

Tel: +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Please note:

The Nokia 2365i, Nokia 2865/2865i and Nokia 6175i phones have not been authorized as required by the rules of the Federal Communications Commission (“FCC”). This device may not be sold or leased or offered for sale or lease, until FCC authorization is obtained.

Some features and services are dependent on the carrier, the network, and the compatibility of other devices, supported digital content formats, and other factors. Please refer to the user guide for complete information.

PRESS RELEASE

April 05,2006

Must a slim design always mean a slim feature set? Nokia engineers say no.

The feature-filled Nokia 6126 phone offers Nokia quality, ease-of-use and style in a desirably slim package

Las Vegas, NV, USA - When Nokia (NYSE: NOK) engineers were tasked with designing a sleek, fold-style handset that did not compromise on quality, ease-of-use, style or features, they took up the challenge and delivered a product that changes the conventional wisdom that a slim phone cannot be as powerful as it is beautiful. Today, Nokia unveils the result of this engineering challenge, the quad-band (GSM/EDGE 850/900/1800/1900) Nokia 6126 phone. Featuring a graceful tapered design that averages a mere 17mm (.67 inches) from top to bottom, it still manages to deliver a wide range of the most desired mobile features which are easily accessible via Nokia’s hallmark intuitive user interface. The Nokia 6126 phone is expected to be available in North American markets during the 2nd quarter of 2006.

Design

Along with its slim, tapered profile - the Nokia 6126 phone is also just 48mm (1.9 inches) wide and weighs in at a featherweight 112 grams (3.9 ounces). While these compact dimensions make the Nokia 6126 phone easy to pick up, the luxurious soft-touch finish makes it equally hard to put down. Besides the soft-touch black finish, the Nokia 6126 phone can also be found in silver with white, beige or red accents.

For an added touch of fun and convenience, the Nokia 6126 phone also integrates a push-to-open button into its design. Located at the edge of the hinge, the button, when depressed, allows the phone to automatically glide into the open position. This not only makes for convenient one-handed operation, but satisfies the desire to create a level of ‘phone envy’ among friends.

Features

A full suite of the most popular features has been engineered into the Nokia 6126 phone. To enjoy music on the go, the Nokia 6126 phone includes a digital music player that supports a variety of formats including MP3, AAC, AAC+ and eAAC+. With an optional 1 GB microSD card, approximately 1,000 songs can be stored on the hot-swappable memory card and enjoyed using an optional wired stereo headset, or for the ultimate in convenience, through an optional wireless stereo headset using Bluetooth technology.

Quad-band GSM/EDGE technology allows the Nokia 6126 phone to be used on virtually all GSM systems around the world (subject to operator roaming agreements), while Nokia’s industry benchmark RF engineering maximizes performance to get the most out of these global networks.

The integrated 1.3 megapixel camera includes 8x digital zoom and a full screen portrait mode viewfinder that lets users see exactly what they are capturing. In video mode, the Nokia 6126 can capture video clips that can be saved, sent, or used as video ring tones on both the internal and external displays. Additional features include streaming audio and video support, built-in 3D games, including a 3D version of the classic ‘Snake’ game, local and remote synchronization of contact, calendar and to-do lists and enhanced voice features including speaker-independent name dialing.

Ease-of-use

The Nokia 6126 phone implements the all-new third edition of Nokia’s popular Series 40 user interface. This user interface builds upon the intuitive menu structure that has made Nokia Series 40-based handsets perennial best-sellers around the world. It also adds ‘Active Standby Mode’, which allows the idle screen to keep owners informed of calendar and to-do items and to provide quick access to the most-used applications.

To make this powerful functionality easily accessible, the Nokia 6126 phone includes the latest in human interface technology. The main display features an ultra-crisp 2.2 inch 16.7 million True Color TFT 320 x 240 pixel QVGA display to make icons, text and images incredibly sharp and true-to-life. The external display is a full 262,000 color 128 x 160 pixel screen - which delivers even higher quality output than the main display found on many phone models. For fast, accurate data entry, the Nokia 6126 phone employs a unique dual level keypad that uses a raised area on each key which allows for the largest possible key size, yet still delivers a natural space between keys for a positive tactile response.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Media Relations

Tel: +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 05,2006

Nokia Services Maximizes 1700/2100 MHz and 700 MHz Spectrum Potential in North America

Nokia offers professional services and consultancy to assist participants in FCC’s upcoming spectrum license auctions

Las Vegas, NV, USA - The Federal Communications Commission’s (FCC) auctions of licenses for 1700/2100 MHz and 700 MHz spectrum present many unique opportunities for communications providers. To optimize these opportunities, Nokia’s Services group has a comprehensive suite of consultancy services, like Site Engineering Consulting, to assist auction participants in creating business cases for these spectrum bands.

Nokia’s vast global experience in this field shows that depending on a provider’s current or desired business model, there is a range of options available, and a number of factors to be considered when determining the best course of action with a high impact on both capital and operating expenditures.

“Nokia’s leading global position in both mobile devices and network infrastructure together with an increasing presence in professional services creates a unique set of capabilities in today’s marketplace,” said Mark Slater, vice president, Networks, Nokia. “These assets allow Nokia to provide operators with a thorough understanding of the intricate ecosystem necessary for a successful network rollout, including assistance in identifying applications that work seamlessly with devices to provide a compelling end-user experience.”

Auction participants must consider service offerings, device types and distribution models, coverage versus capacity requirements, and global technology adaptation rates that would impact how services and devices are rolled out and priced in North America.

Nokia provides a full range of support and services, including hosting, managed services and systems integration and consulting, to help operators differentiate and innovate their mobile offerings, Services is a significant growth area for Nokia, comprising more than 30 percent of revenues in Nokia’s Networks business group.

In addition to services, Nokia has recently introduced network equipment and infrastructure optimized for the 1700/2100 MHz and 700 MHz bands. The Nokia Flexi Base Station enables easy deployment of cellular and/or broadband wireless access networks, like WCDMA, HSPA, and WiMAX with up to 70 percent lower base station site expenditures. The Flexi Base Station will be available for WCDMA and HSPA for the IMT-2000 frequencies 2100 MHz, 1700 MHz, 1800 MHz and 1700/2100 MHz in the second half of 2006. In addition, Nokia was the first company to introduce Internet-High-Speed Packet Access (I-HSPA), an innovative flat network solution that enables high-speed mobile access with wide area coverage for data intensive business and consumer applications, and VoIP.

Nokia will be showcasing the Nokia Flexi Base Station in Las Vegas at CTIA Wireless 2006, April 5-7, at Booth #2641 and will be demonstrating I-HSPA and a live Nokia Flexi Base Station call in the Nokia Mobile Solutions Experience Center located outside the Las Vegas Convention Center. Live demonstrations are by appointment only.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel:  +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 05,2006

Nokia Launches New Enterprise Device Management Offering for Mobile Carriers

Nokia’s Intellisync software enables mobile operators to provide device management service for enterprises

Las Vegas, NV, USA - Nokia today announced its new Intellisync Device Management offering for carriers, which allows the mobile operator to provide proven device management and device security services to their corporate customers. The new Nokia product, a result of the recent Intellisync acquisition, enables carriers to effectively enter the rapidly expanding business mobility market and build customer loyalty for the business segment. The new product will become a part of a broader Nokia Unified Device Management Solution offering for enterprises, mobile operators and service providers that will help operators manage all their customer segments and device management operations. With this new product, Nokia is now in a unique position to provide end-to-end mobile device management for almost any customer and across different devices, networks and technologies.

“Mobile device management and mobile security is now a critical component to an enterprise deploying a mobile solution,” said Stephen Drake, Program Director for IDC’s Mobile Software service. “The delivery of mobile device management and mobile security solutions through a carrier empowers an increasingly important channel within the mobile ecosystem for both managed services and on-premise offerings to the enterprise and demonstrates how successful providers seek a comprehensive approach to the delivery of these key mobile software segments.”

“Having Nokia’s new Intellisync Device Management as part of our offering has added a lot of value for Eurotel”, stated Tomas Jecny Chief commercial officer responsible for Corporate and Business segment, Eurotel Praha, spol. s r.o. “With Device Management we are able to offer customers a complete solution, not just email and PIM access”.

Nokia is at the forefront in business mobility applications and device mobility with its mobile devices and messaging software. The company, with the addition of its Intellisync products delivers some of the largest deployments of mobile email and software over the widest array of devices and application platforms across enterprises and operator networks all over the world. This technology allows for synchronization of data and files with high levels of accuracy and security across some of the most complex software applications.

With Intellisync Device Management, Nokia provides two deployment models for operators to deliver device management services to their Enterprise customers. In the first, operators can provide this Intellisync device management service from a central NOC (network operating center) using a hierarchical web-based system that enables them to support individual enterprise customers easily. Operators can charge customers a monthly or an annual fee to manage their fleet of mobile devices - performing a full range of services including device security enforcement, application installation and configuration, device inventory and reporting, device backup/restore, and other functions.

In the second deployment model, the system can also be deployed behind-the-firewall to enable larger enterprise customers to control all aspects of the system. Operators benefit in two ways from this functionality. First, they can generate new revenue streams and deliver an entirely new category of service to their customers. Second, the active management of devices will help with device maintenance and reduce the support call load into their customer care teams.

Nokia’s new Intellisync Device Management for Carriers provides all the major functions that customers associate with wireless device management, including device backup and restore, device provisioning and configuration, software updating, security and policy management, and diagnostic and repair services.

This, along with other modules in the Intellisync Carrier Platform offered by Nokia, work across a broad range of devices. The Intellisync Carrier Platform supports devices from Nokia, Motorola, Hewlett Packard, Samsung, LG, Palm, Kyocera, Sony Ericsson, Sanyo, Siemens, Dopod, Qtek, and many others. The Intellisync software works on a broad range of mobile platforms including SymbianOS, Palm OS and Windows Mobile.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Tel: +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia, APAC

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Industry Analyst Enquiries:

Nokia, Americas

Virve Virtanen

Tel: +1 914 368 0511

E-mail: virve.virtanen@nokia.com

www.nokia.com

Company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

PRESS RELEASE

April 05,2006

Nokia selected as 3G network supplier for Sonofon in Denmark

Espoo, Finland - Nokia has been selected as supplier of WCDMA 3G network equipment for Sonofon in Denmark. With Nokia’s radio access network, Sonofon will be able to rapidly offer new 3G mobile services to its customers in Denmark this year.

Under the terms of the agreement, Nokia supplies a WCDMA 3G radio access network to Sonofon. The contract follows on a new frame agreement signed by Nokia and Telenor, Nordic, covering Telenor Nordic’s affiliates: Telenor Mobile and Sonofon, both operating in the Nordic region.

WCDMA technology is a cost effective way to upgrade network infrastructure leading to increased network capacity that supports offering advanced mobile multimedia services. Nokia has a strong global position as a radio network provider with 58 WCDMA 3G references to date.

“There is growing demand for high quality connections and richer, more advanced 3G mobile services,” said Oddbjorn Schei, Vicepresident Nordic in Telenor. “We are confident that Nokia’s network infrastructure will allow us to efficiently enhance our product offering to meet the needs of our customers.”

Telenor has already launched 3G services in Norway. Drawing on these experiences and strong group competence, Sonofon is now able to deploy 3G services rapidly in the Danish market.

“We are very pleased to have been selected as the supplier for the 3G radio network to Sonofon’s roll-out in Denmark, as well as with the new frame agreement that emphasizes and brings further the long term cooperation between Nokia and Telenor in the Nordic region,” said Finn Erik Hermansen, General Manager, Networks, Nokia.

About Sonofon

Sonofon is a leading Danish mobile operator with 1.5 million mobile subscribers and more than 1.200 employees. Sonofon is owned by the Telenor group, one of the largest operators in the Nordic region. The strategy of Telenor in Denmark is to set the agenda for tomorrow’s telecom market with strong positions in mobility and broadband.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

SONOFON

Corporate Communications

Tel. +4525 600 800

E-mail: info@sonofon.dk

www.nokia.com

PRESS RELEASE

April 05,2006

Nokia wins radio network contract with Warid Telecom in Bangladesh

Turnkey deal marks new customer for Nokia; Significant services element also included

Espoo, Finland - Nokia has won a radio network contract from Warid Telecom for the company’s greenfield operations in Bangladesh. The contract marks a new customer for Nokia in one of the world’s fastest-growing mobile markets. Deliveries have begun, and the network will be launched later this year.

As part of the contract, which covers the key Dhaka administrative district, Nokia will supply its leading UltraSite base station solution, helping Warid meet increasing demand for higher voice and data traffic in a cost-effective way. Nokia’s extensive services offerings are also part of the contract, including Nokia’s NetAct network and service management solution, and installation, planning and project management services.

Chief Executive Officer of Warid Telecom International L.L.C., Bashir A. Tahir, says: “Warid Telecom is pleased to partner with Nokia. We chose Nokia to supply its state-of-the-art radio network in the Dhaka capital area because we are confident that Nokia’s solutions will help us to respond to the customer requirements in the rapidly growing Bangladeshi market. We have built a best-in-class network in Pakistan, and we have the same ambition here. For us to build a strong market leadership in Bangladesh, it is vital that we have a partner who does not only have a strong technology roadmap and global experience but a proven track record and a long-term commitment to this country.”

“Although we are a late entrant, Warid Telecom has an aggressive roll out plan that will see us reach the entire Bangladesh population within one year. We will also ensure that we offer our Bangladeshi brethren a wide range of differentiating services that will add value to their lives, as well as redefine customer service in the country,” he adds.

“Nokia is delighted and honored to be working with Warid Telecom for the first time,” says Ricky Corker, Asia Pacific Vice President, Networks, Nokia. “The contract shows Nokia’s commitment to New Growth Markets such as Bangladesh, and is a further step in our drive to lower the total cost of ownership for consumers and spread the benefits of mobility.”

Nokia has been a pioneer in bringing mobility to New Growth Markets. Nokia estimates the number of mobile subscribers to grow to three billion in 2008, and around 80 percent of this growth will come from fast-growing markets such as Bangladesh. Nokia expects that Asia-Pacific and China will account for 50 percent of the next billion subscribers.

About Warid Telecom

Warid Telecom is owned by the Abu Dhabi Group led by His Highness Sheikh Nahayan Mabarak Al Nahayan. The group is one of the largest in the Middle East and has diversified business interests ranging from oil and gas exploration, hospitality services, telecommunications, banking and financial services, automobile industries and property development. The group has a large presence in the Pakistani market and owns Bank Alfalah Ltd., the 5th largest and one of the country’s premier consumer banks, as well as a substantial stake in United Bank Limited, the 3rd largest bank with substantial presence abroad.

Warid Telecom has implemented a new and modern corporate identity as a result of the dynamic changes taking place in the telecom industry. With a reflection of a new strategy, our aim is to be perceived not only as a telecommunication operator of voice services, but also as a universal provider of comprehensive communications services for both residential and business customers. Warid’s corporate identity seeks to reflect the changes in telecom sector in relation to helping customers keep pace with rapidly changing technology in the field of communication, and to harmonize the customers’ perception of our brand with the quality and range of our services. Our objective is to provide optimum level of support and care through our highly skilled and motivated team of professionals and through maximum network coverage and clear connectivity that we have committed to provide.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 06,2006

Nokia shares cancelled pursuant to the resolution of the Annual General Meeting

Espoo, Finland - Pursuant to the resolution taken by the Annual General Meeting on March 30, 2006, 341,890,000 of Nokia shares held by the company have been cancelled. The share capital of Nokia Corporation has been reduced by the total nominal value of the cancelled shares amounting to EUR 20,513,400, which amount was transferred from share capital into share issue premium.

The reduction in share capital was registered with the Finnish Trade Register on April 6, 2006. As a result of the reduction, the share capital of Nokia is currently EUR 245,545,466.52 and the total number of shares outstanding 4,092,424,442.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 06,2006

Nokia supports Elisa in launching the first HSDPA network in the Nordic Countries

Espoo, Finland - Finnish telecom operator Elisa today launched the first commercial High Speed Downlink Packet Access (HSDPA) network in the Nordic Countries. The solution, provided by Nokia, is implemented in the whole of Elisa’s 3G network in Finland, and allows the operator to offer faster mobile data services to its customers and operate its network more cost-efficiently.

“Elisa’s goal is to provide our customers the best services and continuously develop the Elisa service offering. With HSDPA, we can offer both our business and private customers faster broadband services and continue to honor our commitment to 3G development,” said Anssi Okkonen, Vice President, Offering, Elisa Corporation.

“We are delighted to support Elisa in launching the first commercial HSDPA network in the Nordic Countries,” said Olli Oittinen, Senior Vice President, Networks, Nokia. “HSDPA brings about new and exciting opportunities for operators to tap into the growing data services business.”

Nokia has supplied the HSDPA solution to Elisa as part of a frame agreement announced in June 2005, and continues as the main supplier of Elisa’s mobile network infrastructure.

In WCDMA 3G, Nokia has 58 customers to date. Nokia’s high-performing HSDPA is a simple software upgrade to Nokia WCDMA networks, thus enabling cost-effective and fast rollout. In the first phase, the Nokia HSDPA offers average data speeds of 1-2 Mbps. Nokia is a leader in the HSDPA market, with over 20 contracts globally, 9 of which have been publicly announced.

About Elisa

Elisa Corporation is a leading Finnish telecommunications company offering private and corporate customers a comprehensive range of telecommunications services, including voice and data services, connections to the Internet and content services, customised communications and ICT solutions and network operator services. Elisa provides international services in association with its partners, Vodafone and Telenor.

Elisa Corporation is listed on the Helsinki Exchanges, and its revenue in 2005 amounted to 1.34 billion euros. Elisa has 1.3 million fixed network subscriptions, of which 420,000 are broadband subscriptions. As a broadband provider, Elisa is the market leader in Finland. The company’s mobile network holds approximately 2 million subscriptions. The company has approximately 4,600 employees.

Saunalahti Group Oyj is a subsidiary of Elisa that offers Internet and telecommunications services to consumers under the Saunalahti name and to corporate customers under the name EUnet Finland.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Elisa

Anssi Okkonen, Vice President, Offering

Tel. +358 50 506 5510

www.nokia.com

PRESS RELEASE

April 06, 2006

Choose your side and steel yourself for war as Warhammer® 40,000(TM): Glory in Death(TM) hits stores

Espoo, Finland -Nokia, Games Workshop and THQ Wireless, a subsidiary of THQ Inc. (NASDAQ: THQI), today announced that they have shipped Warhammer 40,000: Glory in Death. N-Gage gamers can now choose their identities and become either Ork, Eldar, Space Marine or Chaos Space Marine as they battle for supremacy of the universe.

“With the combination of classic gameplay, intense storyline and exclusive artwork, fans and newcomers alike will fall under the spell of Glory in Death,” said Timo Toivanen, product marketing manager of Nokia Games Division. “Also, thanks to Bluetooth technology and Hotseat functionality, gamers will be able to pit themselves against their friends - wherever they are.”

The rich history of Warhammer 40,000 has been brought to life with illustrations from cult graphic artist Mike McMahon, whose artwork has appeared in a number of fantasy franchises including 2000 AD, and a storyline conceived by veteran screenwriter and Warhammer 40,000 expert, Andy Walsh.

The highly acclaimed Warhammer 40,000 universe from Games Workshop has been adapted and developed for the N-Gage games platform for fans to unite and embark in single player campaign mode or two player Hotseat with one N-Gage game deck, or two players via Bluetooth.

Visit http://www.gloryindeath.com/ for more information.

About THQ Wireless

THQ Wireless Inc., a subsidiary of THQ Inc. (NASDAQ: THQI), is a global leader in mobile entertainment, offering a wide range of wireless products, including games, personalization products, information services and messaging based on top licenses such as the WWE®, Star Wars, popular Nickelodeon properties and professional sports leagues including the NFL, NBA, NHL, MLB and the NHRA. In addition to wireless entertainment products, THQ Wireless’ controlling interest in MINICK gives the company access to one of the largest premium messaging networks in the world in order to offer a broad range of services from content distribution to mobile marketing campaigns and place the company at the forefront of this rapidly growing messaging market. Headquartered in Los Angeles County, California, THQ Wireless has offices worldwide, in addition to distribution agreements through wireless carriers across the globe. Further information can be found at www.thqwireless.com.

About THQ

THQ Inc. (NASDAQ: THQI) is a leading worldwide developer and publisher of interactive entertainment software.  The company develops its products for all popular game systems, personal computers and wireless devices. Headquartered in Los Angeles County, California, THQ sells product through its global network of offices located in North America, Europe and Asia Paficic. More information about THQ and its products may be found at www.thq.com and www.thqwireless.com. THQ, THQ Wireless and their respective logos are trademarks and/or registered trademarks of THQ Inc.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

About Games Workshop

Games Workshop Group PLC is the world’s largest tabletop wargames company. Based in Nottingham, UK, it designs, manufactures and distributes its range of Warhammer and Warhammer 40,000 games, model soldiers, novels, collectible card games, and role-playing games through more than 340 of its own Hobby centres, mail order, Internet and more than 4,000 independent retailers in more than 50 countries worldwide.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

Copyright © 2006 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

Warhammer 40,000: Glory In Death Copyright © Games Workshop Ltd 2006.  All Rights Reserved.  Games Workshop, Space Marines, Space Wolves, Space Marine Chapters and Chapter Insignia, Orks, Eldar, Chaos Space Marines, Warhammer, Warhammer 40,000 and all associated marks, names, races and race insignia, characters, illustrations and images from the Warhammer 40,000 Universe and the Glory In Death game are either R TM and/or C Games Workshop Ltd 2000-2006, variably registered in the UK and other countries around the world.  All Rights Reserved. THQ, THQ Wireless and their respective logos are trademarks and/or registered trademarks of THQ Inc. All rights reserved. All other trademarks, logos and copyrights are property of their respective owners.

PRESS RELEASE

April 10, 2006

Nokia and Linksys to Drive Mobile Technologies throughout the Digital Home

Nokia 770 Internet Tablet Bundled with Linksys Wireless Routers and Gateways To Create new “Go Wireless at Home” Solution

Helsinki, Finland and London, United Kingdom - Nokia, the world leader in mobile communications and Linksys®, a Division of Cisco Systems, Inc, the recognized leading provider of voice, wireless and networking hardware for the consumer and small business customer today announced a product bundle entitled, “Go wireless at home”, which includes the Nokia 770 Internet Tablet bundled with either a Linksys high-speed wireless router or gateway. This convenient and secure wireless Internet bundle has been designed to provide freedom for home users who wish to access the Internet using the Nokia 770 Internet Tablet over Wi-Fi, together with the latest in wireless solutions from Linksys.

“The digital home is currently one of the most exciting trends in the consumer electronics industry,” says Ari Virtanen, vice president of Nokia’s Convergence Products. “Nokia aims to be at the forefront of that development by providing solutions that introduce mobile devices to the digital home offering, such as the Nokia 770 Internet Tablet. This co-operation with Linksys is a good example of new solutions within the communications industry that offer enhanced convenience for home users.”

“Working together, our two organizations are bringing the benefits and freedom of wireless networking to the home,” adds Robert Auci, sales director for Linksys in Europe, the Middle East and Africa. “The design and functionality of both the 770 and Linksys wireless routers and gateways make a definite statement in any digital home. This is truly a compelling offering for any digital living enthusiast.”

The Nokia 770 Internet Tablet provides mobile broadband access to the Internet via Wi-Fi or by Bluetooth connection with compatible mobile devices. Its wide high-resolution screen makes it optimal for viewing online content away from a laptop and/or desktop computer. The Nokia 770 Internet Tablet includes web browser, email client, news reader and media players for listening to music and watching videos. It runs on Linux based Nokia Internet Tablet software which is based on popular desktop Linux and Open Source technologies. The maemo web site (www.maemo.org) provides Open Source developers and innovation houses tools and opportunities to collaborate on new applications. Already numerous developers have created more than one hundred applications that are available for the device. A full list of features and product software support of the Nokia 770 is available at www.nokia.com/770.

A variety of router and gateway connectivity options will be available in the bundle, including the Linksys WRT54GS Wireless-G Broadband Router with SpeedBooster and the WAG54GX2 Linksys Wireless-G ADSL Gateway with SRX200, based on MIMO technology, which have been tested to work seamlessly with the Nokia 770 Internet Tablet and offer maximum performance in the digital home*.

Availability

The joint Nokia/Linksys product bundle is available in the first phase through a link on the Nokia website www.nokia.com/770  in UK, Ireland, Germany, Italy, Sweden, Denmark, Finland, Netherlands, Spain, France, Austria and Belgium.

About Linksys

Founded in 1988, Linksys, a Division of Cisco Systems, Inc. (NASDAQ: CSCO) is the recognized leader in Voice, Wireless and Ethernet networking hardware for consumer, SOHO and small business users. Linksys is dedicated to making networking easy and affordable for its customers, offering innovative, award-winning products that seamlessly integrate with a variety of devices and applications.  Linksys provides award-winning product support to its customers. For more information, visit www.linksys.com/uk

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Linksys

Angela Hepburn

Tel. +33 1 58 04 33 42

E-mail: ahepburn@cisco.com

Nokia, Multimedia

Communications

Tel. +358 7180  45725

www.nokia.com

www.nokia.com/mobiletv

*Actual real-world throughput, speed and range will depend upon a number of factors, including distance from the access point, volume of network traffic, building materials and construction, operating system used, whether a mixed network configuration is used, interference and other adverse conditions.

Linksys is a registered trademark or trademark of Cisco Systems, Inc. and/or its affiliates in the U.S. and certain other countries.

Copyright © 2006 Cisco Systems, Inc.  All rights reserved.

PRESS RELEASE

April 10, 2006

Nokia powers Eurotel’s HSDPA network in the Czech Republic

Espoo, Finland - A leading Czech mobile operator, Eurotel Praha, spol. s.r.o. has launched the first High Speed Downlink Packet Access (HSDPA) network in the Czech Republic. The solution, provided by Nokia, allows Eurotel, an affiliate of Telefonica and O2, to operate its network more cost-efficiently and offer faster mobile data services to its customers.

“We are pleased to announce another notable first - being the Czech Republic’s first mobile operator to launch HSDPA services, such as faster data with international connectivity,” says Salvador Anglada, CEO, Eurotel Praha, spol. s.r.o. “With Nokia’s HSDPA solution we can offer our customers download speeds twice as fast as the current fast data solution.”

“We are very pleased to support Eurotel in launching HSDPA services, which is an important milestone for the Czech Republic and the whole Telefonica Group,” says Pentti Tolonen, General Manager, Networks, Nokia. “Nokia HSDPA solution makes real mass-market mobile multimedia possible, and shows further proof of Nokia’s strength in advanced radio network technologies.”

In WCDMA 3G, Nokia has 58 customers to date. Nokia’s high-performing HSDPA is a simple software upgrade to Nokia WCDMA networks, thus enabling cost-effective and fast rollout. In the first phase, the Nokia HSDPA offers average data speeds of 1-2 Mbps. Nokia is a leader in the HSDPA market, with over 20 contracts globally, 9 of which have been publicly announced.

Nokia has supplied the HSDPA solution to Eurotel as part of a contract announced in September 2005.

About Eurotel Praha, spol. s r.o.

Eurotel Praha, spol. s r.o. is the leading mobile telecommunications operator in the Czech Republic. The company provides complex voice and data services to more than 4.67 million customers (December 2005). Quality of the services provided, scope of offered solutions, level of innovation and customer care make the company founded in 1991 the leader of the Czech market.

In cooperation with its 100 % owner, CESKY TELECOM, a.s., Eurotel offers the most complex portfolio of voice and data services supported by unique combination of fixed and mobile telephony. The services are provided to customers of contract as well as prepaid services. Eurotel in the long term confirms its leading position in the Czech market also in the segment of business customers.

In the territory of the Czech Republic Eurotel operates the NMT and GSM network as well as unique 3G networks - CDMA2000 1xEV-DO data network and most recently UMTS network enabling data, voice, picture and video transmission. Together with CESKY TELECOM the company operates the most extensive WiFi hotspots network in the country.

Eurotel is a holder of the prestigious award Employer of the Year for the year 2003, in 2004 Eurotel placed second among mobile operators in the chart. Eurotel also holds international quality management system certificate ISO 9001:2003 and was awarded the ISO 14001 environmental management system certificate as the only telecommunications operator in the Czech Republic. The company is a holder of the occupational safety and health and information security certificates. Eurotel is the only operator to be awarded the Health Supporting Business title in 2005. In 2002 Eurotel incorporated a foundation, which regularly on an annual basis supports multiple projects aimed at children and the young throughout the country.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 10, 2006

Nokia wins three top awards by the UK’s Mobile News magazine

Nokia Named Top Mobile Manufacturer for the second year running

London, UK - Nokia, the world’s leading mobile handset manufacturer, swept the board at this year’s Mobile News Awards held in London, winning the awards for Manufacturer of the Year, Most Innovative Product and Most Technologically Advanced Product.

The judging panel of industry experts awarded Nokia the coveted title of Manufacturer of the Year as a result of its bold moves in 2005.  These included its launch of the Nokia Nseries sub-brand, its entrance into new territories through its music and youth platforms, the re-claiming of its design leadership and the creation of a new field sales force.

Nokia also picked up the Most Innovative Product award for the Nokia N91.  This device has been recognised as a true mobile music experience and is the flagship music device from the groundbreaking high performance multimedia Nokia Nseries range.  The Nokia N91 is the first 3G device to include an integrated 4-gigabyte hard disk providing consumers with the largest storage capacity on a handset with up to 3,000 songs and 12.5 hours worth of unparalleled sound quality.

Nokia was also presented with the Most Technologically Advanced Product award for the Nokia N92.  The Nokia N92 is the world’s first integrated DVB-H mobile device and represents a significant leap forward for both the mobile and television industries.  With DVB-H television services set to launch globally in 2006, the Nokia N92 provides an indication of how people will be consuming live television on the move in the future.

Commenting on the win Mats Wolontis, Managing Director of Nokia UK, said: “Everyone at Nokia worked very hard in 2005 to cement our position as the number one manufacturer and to produce cutting edge devices such as the Nokia N91 and Nokia N92.  It’s great to receive recognition for this hard work - especially when it originates from our colleagues in the mobile industry.”

About the Mobile News Awards

Now in its 12th year, the Mobile News Awards acknowledge the best products, services, innovations and companies within the UK mobile communications’ industry.  There are 15 categories which mark achievement across all areas of the industry, ranging from ‘Best Small Dealer/ Retailer’ to ‘Best Manufacturer’.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia UK

Press Office

Tel : +44 845 070 7619

E-mail: nokiateam@redconsultancy.com

Nokia

Communications

Tel: +358 7180 34900

www.nokia.co.uk

www.nokia.com

PRESS RELEASE

April 11, 2006

Nokia strengthens West African presence with new Nigeria office

Lagos, Nigeria - Nokia today officially opened its office in Lagos, Nigeria, which will serve both Nigeria and the West African sub region. Nokia’s new office highlights the company’s commitment to significantly enhancing its physical presence on the continent and joins a growing list of African offices in Egypt, Ethiopia, Morocco, Kenya, Tunisia and South Africa.

According to Timo Toikkanen, Nokia’s senior vice president, Customer and Market Operations in Middle East and Africa, “The potential for growth in Nigeria’s telecoms industry is enormous. This is both an amazing opportunity, as well as a challenge. It is an opportunity to provide customised, peerless service to match the growing needs of the market and a challenge to do this effectively amidst the flux and intense dynamics of the industry.” Toikkanen believes that establishing this office will enable Nokia to address these opportunities and challenges even more effectively.

Nokia is the first manufacturer to introduce local Nigerian languages like Hausa, Yoruba and Ibo as an option on their mobile phones. “In so doing we are enhancing the convenience of millions more customers and connecting millions more people.  It was a wonderful accolade for both Nigeria and Nokia, when we sold our billionth phone right here in Lagos in September 2005” continues Toikkanen.

Nokia’s head of networks for the region, Mr. Emmanuel Revmatas, adds that due to the ever-changing environment and rapid subscriber growth, it is imperative for Nokia to have on-the-ground support. “Telecommunications is an incredibly important development tool, and Nokia wants to continue to play a leading role in spearheading the economic growth and development that telecommunications typically unleashes especially in new growth markets.”

Nokia has a long-standing presence and enjoys phenomenal brand awareness in Nigeria. In January, it was declared “Best Foreign Brand of the Year 2005” by THISDAY Newspaper, one of Nigeria’s leading newspapers. The company has also been involved in youth leadership and motivational programs, working with the NGO, LEAP Africa. Revmatas continues, “Establishing a physical presence in Nigeria will enable us to consolidate on such social interventions, whilst further entrenching the Nokia brand in the region.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobile industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 13, 2006

Nokia to publish Q1 2006 results on April 20, 2006

Espoo, Finland - Nokia will publish its first quarter financial results on Thursday April 20, 2006, at approximately 1 pm Helsinki time (CET +1). The press release will be available on the Nokia website immediately after publication.

Nokia’s investor conference call will begin at 3 pm Helsinki time (CET +1). A live webcast of the conference call will be available at www.nokia.com/investor. Media representatives wishing to listen in may call +1 706 6345012.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 18, 2006

Nokia expands its mobile infrastructure R&D Center in Sichuan in China

The Chengdu R&D Center focuses on Nokia core networks

Espoo, Finland - Nokia announced today that it will further strengthen its R&D operations in China and expand its Chengdu R&D Center to carry part of Nokia mobile network infrastructure products development for global and local markets.

Nokia Chengdu R&D Center, established in August 2005, started as a focused R&D unit for IP Multimedia Subsystem (IMS) based communications applications. In order to have more direct responsiveness to emerging customer needs in this market, Nokia has decided to further expand the Chengdu R&D Center scope, engaging in development of systems such as carrier grade platform middleware, WAP gateways for mobile browsing, intelligent packet core subsystems and increasing multimedia applications development effort.  The expansion of Nokia Chengdu R&D Center will capitalize on the favourable competence base in China, and develop a better alignment with the Chinese mobile communications market, a key global growth driver.

“The Chinese mobile market is seeing tremendous growth and digital convergence is coming to the mobile mass market in China. The expansion of our Chengdu R&D Center will significantly strengthen our product creation responsiveness to evolving customer requirements in China,” says Jouni Pirhonen, Head of Nokia Chengdu R&D Center, “We aim to develop Nokia Chengdu R&D Center into one of the major R&D centers for Nokia core networks, developing products for mobile and convergence communications for the global markets.”

As the global leader of mobility, Nokia has a unique end-to-end capability with a Unified Core Network, multi-access solutions, handset leadership, and services offering, making Nokia an ideal partner for true convergence based on mobile softswitching and IMS for fixed and mobile. Nokia is the market leader of WCDMA 3G network systems in APAC and China Area and is best positioned with true end-to-end localization capability in China.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 38198

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 19, 2006

World’s First Commercial Roll Out of Near Field Communication (NFC) Technology Simplifies Travel for Consumers

Hanau, Germany field trial results proved strong consumer acceptance of secure mobile payment for public transportation systems

Espoo, Finland - Nokia, Royal Philips Electronics, Vodafone and the Rhein-Main-Verkehrsverbund (RMV), the regional public transport authority for the Region Frankfurt Rhine-Main in Germany, have announced that following a successful ten-month field trial, Near Field Communication (NFC) technology will be deployed in a commercial environment. Nokia 3220 mobile phones with integrated NFC technology can now be used as electronic bus tickets and act as loyalty cards for discounts at local retail outlets and attractions. Everyone of the approximately 95.000 residents in the city of Hanau can now enjoy the ease and convenience of NFC for mobile ticketing in public transportation, simply with the swipe of their compatible phones.

Most people have their mobile phone with them wherever they go, so the possibility to use the phone to conduct daily transactions, such as transport ticketing and access to services, adds great value for consumers. The NFC enabled Nokia 3220 mobile phones have been tested by 160 residents for use in the public bus system in the city of Hanau. At the end of the trial more than 90% of the trial participants considered this a positive, convenient system worth continuing.

Local Vodafone shops will offer the NFC-enabled Nokia 3220 handsets immediately for sale, allowing passengers to hold their mobile phones close to the reading device to enter and disembark from a city bus in Hanau. At the end of the month, the customers will receive an invoice from the local public transport operator outlining all trips taken, and the costs, which are calculated using the best available fares at the time of travel.

The results of the RMV trial clearly demonstrate that consumers like the simplicity of using NFC for secure payment and ticketing for public transportation in a real-city environment. As a key technology and market driver for NFC, all parties are extremely pleased to see the world’s first commercial rollout in Germany. The strong collaboration to deliver on the promise of the technology was key to the consumer acceptance. Technology should be easy to use and make people’s lifes simpler and more enjoyable. With the commercial rollout of NFC in a variety of applications, the promise is being realized.

In addition to public transport ticketing, a newly introduced local leisure card - the “RMV-ErlebnisCard Hanau” loyalty card - will be incorporated into the NFC-enabled phones. This feature will enable mobile phones to receive discounts at RMV’s 14 selected retail partners in the area including restaurants, shops and local attractions.

About Rhein-Main-Verkehrsverbund GmbH (RMV)

RMV is one of the largest Regional Public Transport Authorities in Europe which provides its services for five million inhabitants in the state of Hess/Germany. RMV is responsible for organization and co-ordination of the operation of regional rail services as well as for integrating long distance, regional and (sub)urban rail services in to an overall mass transit system, including 156 public transport companies. www.rmv.de

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,200 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at http://www.semiconductors.philips.com.

About Vodafone

Vodafone is the world’s leading mobile telecommunications group with operations in 26 countries across 5 continents, as well as 33 partner networks. As at 31 December 2005, Vodafone had 179 million proportionate customers worldwide. For further information, please visit www.vodafone.com <http://www.vodafone.com> .

About Near Field Communication (NFC)

NFC technology evolved from a combination of contactless identification (RFID) and interconnection technologies. NFC operates in the 13.56 MHz frequency range, over a distance of typically a few centimeters. NFC technology is standardized in ISO 18092, ISO 21481, ECMA (340, 352 and 356) and ETSI TS 102 190. NFC is compatible with Sony’s FeliCa(TM) card and the broadly established contactless smart card infrastructure based on ISO 14443 A, which is used in Philips’ MIFARE® technology. www.nfc-forum.org.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Ventures Organization

Communications

Tel. +358 7180 45792

RMV

Peter E. Vollmer

Tel.: +49 61 92 294-112

E-mail: pressestelle@rmv.de

Royal Philips Electronics

USA: Rebecca Samuel

Tel: +1 408 474 8769. e-mail: rebecca.samuel@philips.com

Europe: Marijke Sas

Tel: +31 40 272 2091, e-mail: marijke.sas@philips.com

Asia Pacific: Terry Chiang

Tel: +886 2 3789 2821, e-mail: terry.chiang@philips.com

Vodafone D2 GmbH

Marion Stolzenwald

Tel: +49 (0) 211-533-6653

E-mail: marion.stolzenwald@vodafone.com

www.nokia.com

PRESS RELEASE

April 19, 2006

Nokia launches online shop for UK customers

World’s largest manufacturer of mobile devices begins selling SIM free products direct to consumers www.nokia.co.uk/shop

London, United Kingdom -Nokia is delighted to announce the launch of the Nokia UK Online Shop, an attractive, well designed and informative site selling Nokia SIM-free products direct to consumers in the UK.

The Nokia UK Online Shop will feature regular mobile device exclusives for customers, starting at launch when the website will feature the stunning black Nokia 8800, a new design that until now has not been available in the UK.

In addition to the latest Nokia products, the online shop will also be used to promote and sell exciting new mobile experiences and Nokia’s new enhancements to allow phones users to get even more from their devices.

The Online Shop concept will also enable Nokia to develop a holistic customer experience which in turn will allow the organization to increase its understanding of the customer, support its expanding product portfolio in new sales channels and use these learnings to further develop its offerings both on and off the High Street.

“There is clearly a growing market out there for SIM-free products especially as many our customers now have more than one handset. Additionally there is a core group of Nokia users who are always looking for the latest must have phone. The online shop will help us meet these demands and further develop our business; it gives us a great opportunity to be in closer contact with our customers and to understand their likes and dislikes.” said Mats Wolontis, Managing Director of Nokia UK.

The UK site will be the first globally with more local online shops planned for selected countries in Europe in the second half of 2006. Typical target customers include those who may wish to upgrade to a new or more featured device model or have an additional mobile device either for a gift or for that special ‘dress’ occasion.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Grant Butler Coomber

Gavin Spicer or Sophie Heximer

Tel: +44 (0)20 8322 1922

E-mail: nokiacorp@gbc.co.uk

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 20, 2006

Nokia comments on Qualcomm 10-Q statement filed April 19, 2006 regarding current licensing arrangements

Espoo, Finland - Nokia acknowledges Qualcomm has released the following information in its Form 10-Q report, filed with US Securities and Exchange Commission on April 19, 2006, concerning its licensing agreement with Nokia.

“We have a license agreement with Nokia Corp. which in part expires on April 9, 2007. While the parties have been in discussions to conclude an extension or a new license agreement beyond that time period, there is no certainty as to when we will be able to conclude an agreement or the terms of any such agreement. There is also a possibility that the parties will not be able to conclude a new or extended agreement by April, 2007. In that event after April 9, 2007, unless and until the existing agreement is extended or a new agreement is concluded, Nokia’s right to sell subscriber products under most of our patents (including many that we have declared as essential to the CDMA, WCDMA and other standards) and therefore Nokia’s obligation to pay royalties to us will both cease under the terms of the current agreement, and our rights to sell integrated circuits under Nokia’s patents will likewise cease under the terms of the current agreement.”

The terms of Nokia’s current license agreement with Qualcomm are covered by a non-disclosure agreement and we are therefore unable to disclose specific contract details.

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 21, 2006

Nokia and the Massachusetts Institute of Technology celebrate the opening of Nokia Research Center Cambridge

Researchers collaborate to advance future of mobile communications for consumers and enterprises

Cambridge, Mass., U.S. and Helsinki, Finland - Advancing the vision of mobility while developing real-world applications, Nokia and the Massachusetts Institute of Technology (MIT) today announce the opening of the Nokia Research Center Cambridge. The joint research facility, a collaboration between Nokia Research Center and MIT’s Computer Science and Artificial Intelligence Laboratory (CSAIL), brings researchers and scientists from MIT and Nokia together to develop high-impact research to create the state-of-the-art in communications technologies.

“Our mission is to explore and develop technologies that will be available in the marketplace in five to ten years - not just novelties, but technologies that will see mass market demand from consumers and enterprises,” said Dr. Bob Iannucci, head of Nokia Research Center. “With MIT’s academic and research expertise, Nokia’s mobility and technology leadership, and the fusion of some of the world’s brightest minds, the Nokia Research Center Cambridge will provide a platform for delivering compelling new innovations.”

The center is currently focusing its research on several projects, each part of a larger vision where mobile devices become elements of an “ecosystem” of information, services, peripherals, sensors and other devices. These projects revolve around enhancing people’s lives and productivity by enabling more intuitive interaction between individuals, machines and environments, and range from developing the underlying computer architecture to leveraging and extending the Semantic Web. Although not commercially available today, projects like those underway could likely become real-world applications within the next decade.

Specific projects include:

• Project Simone addresses new ways to interact with your mobile device primarily using speech.

• MobileStart provides a framework for task-oriented applications that interact via written language on the mobile device.

• MyNet/UIA develops a way for different users to easily and securely connect various devices to each other and across the Internet.

• Asbestos explores the use of new operating systems mechanisms for information flow control to prevent private information from being inadvertently shared or maliciously exposed.

• SwapMe develops a platform for Semantic Web applications that are policy, preference, and context aware.

• ComposeMe provides mechanisms for verifying interoperability of Web services.

• Armo explores new design methodologies and languages to enable the development of high-performance, energy-efficient hardware for mobile devices.

“Our collaboration with Nokia and the subsequent opening of the Nokia Research Center Cambridge is an exciting opportunity for all parties, including the CSAIL research team,” said Professor Rodney Brooks, director of the MIT CSAIL Lab. “Not only do we have the opportunity to work on truly compelling research with Nokia’s highest-caliber researchers, but - because of Nokia’s leadership in the mobile communications market - we also have confidence that our joint research will likely be deployed throughout the world, ultimately having a positive impact on the daily lives of hundreds of millions of people.”

Located five minutes from CSAIL’s headquarters, the Nokia Research Center Cambridge will have approximately 20 researchers from MIT and 20 researchers from Nokia. Joint projects will be managed under the direction of a joint steering committee, and Dr. James Hicks from the Nokia Research Center has been named director of the Nokia Research Center Cambridge. Arvind, Johnson Professor of Computer Science and Engineering at MIT, will be the program manager for MIT/CSAIL.

For more information on the Nokia Research Center, please visit http://research.nokia.com/

About MIT/CSAIL

The MIT Computer Science and Artificial Intelligence Laboratory (CSAIL) was formed on July 1st, 2003 by the merger of the Artificial Intelligence Laboratory (AI Lab) and the Laboratory for Computer Science (LCS).  It is an interdepartmental laboratory that includes faculty from Electrical Engineering and Computer Science, Mathematics, Brain and Cognitive Science, Aeronautics and Astronautics, Ocean Engineering, Earth, Atmospheric and Planetary Sciences, the Biological Engineering Division and the Harvard-MIT Division of Health Sciences and Technology. CSAIL is also the home of the World Wide Web Consortium.  With more than 90 Principal Investigators and 800 members, CSAIL is the largest laboratory on the MIT campus.

The primary mission of CSAIL is research in many aspects of computation and artificial intelligence. It is organized into four broad research directorates: 1) Architecture, systems, and networks, 2) Theory, 3) Language, learning, vision, and graphics, and 4) Physical, biological, and computational systems.

Over the past four decades, members of CSAIL and its predecessors have been responsible for many of the innovations in computer science and information technology, including time sharing, public key encryption, bit-mapped displays, TCP/IP, personal workstations, Web standards, computer vision, speech, and robotics.  CSAIL members have distinguished themselves as members of the U.S. Academy of Sciences and Engineering (17), recipients of the MacArthur Foundation Genius Award (6), Turing Award (4), Japan Prize (2), and Millennium Technology Award.  Technology transfer from CSAIL is often accomplished through startups; some of them include Akamai, Cognex, iRobot, OpenMarket, RSA Data Security, Silicon Spice and SpeechWorks.

For more information about CSAIL, please visit http://www.csail.mit.edu

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Nokia Research Center

Interacting closely with all Nokia business groups and Technology Platforms, Nokia Research Center is responsible for the strategic and long-term research in Nokia. Looking beyond current product development, the Research Center challenges current strategies and drives Nokia’s renewal through long-term technology exploration. Nokia Research Center participates in the standardization work and various international R&D projects in cooperation with universities and research institutes. Nokia Research Center employs about 1,100 people and has activities in Finland, USA, Germany, Hungary, China and Japan.

Media Enquiries:

MIT/CSAIL

Patti Richards

MIT News Office

Tel: +1 617 253 8923

E-mail: prichards@mit.edu

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: Communication.corp@nokia.com

Nokia, Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

Industry Analysts only:

Nokia, Americas

Virve Virtanen

Tel: +1 914 368 0511

E-mail: virve.virtanen@nokia.com

www.nokia.com

PRESS RELEASE

April 24, 2006

Nokia signs extension contract with Viaero Wireless in Colorado and Nebraska

Espoo, Finland - Viaero Wireless and Nokia announced they’ve signed an extension contract to expand Viaero’s current network and enhance its existing GSM/GPRS network with Nokia MSC Server 3GPP Release 4 architecture. This will be one of the first Release 4 deployments by a North American regional operator.

Under the contract, Nokia will expand and upgrade Viaero’s network, supplying radio and core network equipment and installation, integration, and testing services. Viaero’s network will continue to be supported by the unique Nokia NetAct(TM) network and service management system and Nokia NetAct Traffica(TM), a real-time traffic monitoring and analysis tool for multi-technology networks. The expansion will increase Viaero’s subscriber capacity, and increase its coverage area, and will provide new services to subscribers in Colorado and Nebraska.

“This agreement means that Viaero Wireless will continue to serve our customers with a powerful network architecture,” said Frank DiRico, CEO of Viaero Wireless. “We have a great partnership with Nokia and have confidence in their ability to enable Viaero to deliver the latest and greatest cellular, mobile internet and messaging services to our customers.”

Nokia has been a major network supplier to Viaero Wireless since February 2002 when Nokia was selected to supply a complete system, including GSM and GPRS core networks and an EDGE-capable radio network to replace Viaero’s then existing AMPS network.

“We look forward to continuing our close collaboration with Viaero, which is one of Nokia Networks’ long standing customers,” said Tim Johnson, Vice President, Networks, Nokia. “This expansion further enhances Viaero’s functionality and efficiency in their GPRS and OSS systems, guaranteeing operating expenditure savings.”

Nokia is a leader in providing GSM/GPRS/EDGE networks around the world. To date, Nokia has supplied GSM networks to over 130 operators in over 60 countries.

About Viaero Wireless

Headquartered in Ft. Morgan, CO Viaero Wireless has been providing superior quality wireless service including cellular phone and mobile internet service to rural Colorado and Nebraska since 1990. Viaero Wireless is focused on providing the best coverage possible to give our customers anytime access, personal customer service, competitive products, the latest features and seamless connectivity inside and outside our borders.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Inquiries:

Viaero Wireless

info@viaero.com

www.viaero.com

Nokia, North America

Communications

Tel. +1 972 894 4573

communication.corp@nokia.com

Nokia, Networks

Communications

Tel. +358 7180 34379

www.nokia.com

PRESS RELEASE

April 25, 2006

Nokia announces three new Bluetooth Headsets

Trio complements Nokia devices handsomely with convenience and simple to use design.

Espoo, Finland - Nokia, the global leader in mobility, today announced three new Bluetooth Headsets; the elegant and lightweight Nokia Bluetooth Headset BH-700, the classic feature packed Nokia Bluetooth Headset BH-600 and the sleek Nokia Bluetooth Headset BH-300.

These three new headsets are the latest confirmation of Nokia’s innovative approach to Bluetooth headsets. All three Nokia Bluetooth Headsets are planned to be commercially available during the summer of 2006. The estimated retail prices (excluding taxes) for the three headsets are 50-60 EUR for the Nokia Bluetooth Headset BH-300, 60-70 EUR for the Nokia Bluetooth Headset BH-600 and 70-80 EUR for the Nokia Bluetooth Headset BH-700.

Nokia Bluetooth Headset BH-700

Weighing only 10 grams, the Nokia Bluetooth Headset BH-700’s simple and elegant form factor offers the ultimate in freedom and comfort when used with a compatible mobile device. With talk time of up to 6 hours and up to 160 hours of stand by time, the Nokia Bluetooth Headset BH-700 provides a hassle-free and long-lasting communications experience. The power button, volume control and call answering buttons make it easy to handle calls.

Nokia Bluetooth Headset BH-600

Nokia Bluetooth Headset BH-600 is a classic, comfortable and easy to use headset that provides excellent audio quality even in noisy environments due to digital signal processing (DSP). The Nokia Bluetooth Headset BH-600 has a talk time of up to 7 hours and up to 170 hours of stand by time and weighs 18 grams.

Nokia Bluetooth Headset BH-300

The sleek minimalist styled Nokia Bluetooth Headset BH-300 is an easy-to-use wireless headset with comfortable user changeable ear loops. Weighing only 10 grams, it completes the Nokia Bluetooth headset trio with very user-friendly functionality and a feeling of simplicity. It has talk time of up to 5 hours 30 minutes and up to 150 hours of stand by time.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions, and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45751

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Related photos in print quality can be found at: www.nokia.com/press >photos

www.nokia.com

PRESS RELEASE

April 25, 2006

Nokia Drives Internet Convergence With New Nokia Nseries Devices and Experiences

Berlin, Germany and Hong Kong, China - Nokia today unveiled a new range of Nokia Nseries multimedia computers and experiences, reinforcing Nokia’s leadership in making the Internet mobile. Nokia Nseries has become synonymous with high-performance multimedia experiences and these new devices further establish Nokia Nseries as the leader in mobile multimedia. All Nokia Nseries devices include high-quality video and photo capture capabilities, superb audio performance, high speed Internet browsing and more.

“Nokia Nseries brings mobility to those experiences which used to be linked to a place or a single purpose device. When you have a Nokia Nseries device that is always with you and connected, you no longer need to sit in front of your TV to watch your favorite program or take along a separate digital camera when you go on vacation,” said Anssi Vanjoki, executive vice president and general manager of Multimedia, Nokia. “Our goal is to make it easy for people to have their favorite experiences - whether it’s sharing video, browsing the Internet or buying new music - with them all the time.”

The Nokia Nseries range is an iconic example of the fastest growing product category in the mobile space: converged devices. Nokia expects that the coverged device market will grow to 100 million units in 2006 and to exceed 250 million units in 2008. According to Canalys research, the converged device market reached 53 million units in 2005 with Nokia commanding more than 50 percent market share of that market.

“We launched Nokia Nseries last year to address this fast growing market and we have already sold approximately 5 million Nokia Nseries multimedia computers,” explained Vanjoki. “Clearly, people want to have a device that gives them access to all digital content, all the time, wherever they are and at a reasonable cost.”

Nokia also announced continued cooperation with Carl Zeiss and Adobe, as well as a new cooperation with Flickr, a Yahoo! company.

“The Internet is evolving towards communities of people actively creating and sharing their thoughts and experiences. Working with companies like Carl Zeiss, Adobe, Flickr and others means that Nokia Nseries customers not only get the best in technology, but also the best in useability,” continued Vanjoki. “It’s very easy to record video, edit it so you can tell the story you want and then share the finished video with whomever you want. With Nokia Nseries, we enable people to create and share their experiences, in the way they want.”

The Nokia N93 is the ultimate mobile device for spontaneous video recording. With uncompromised digital camcorder, telephony and rich Internet communications functionality, it features a 3.2 megapixel camera with Carl Zeiss optics, DVD-like video capture at 30 frames per second, and 3x optical zoom with video stabilization. You can see your memories come to life on the high definition display, or connect the Nokia N93 directly to your TV for a widescreen movie experience.

The Nokia N73 is a stunning multimedia computer with powerful photography features and integrated stereo speakers with 3D sound. In addition to providing the standard range of Nokia Nseries multimedia experiences, the Nokia N73 includes a 3.2 megapixel camera with Carl Zeiss optics, auto focus and support for uploading your photos to the Flickr.com photo community; all in all, a package ready to challenge any digital camera.

The Nokia N72 has high-perfomance multimedia at its core, wrapped in a beautiful pearl pink or gloss black package. The Nokia N72 offers the benefits of versatile photography, entertainment and personal productivity to people who value style as much as technology. Powerful yet stylish, the Nokia N72 is equipped with a 2 megapixel camera and integrated digital music player, with dedicated capture and music keys as well as an FM radio and support for Visual Radio.

The Nokia N93 and Nokia N73, which are based on S60 3rd Edition software on Symbian OS, are expected to be available in July 2006. The Nokia N72 is expected to be available in June 2006.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

www.nseries.com

Please visit the Open Studio 2006 website for more information at: www.nokia.com/press/openstudio

Related photos in print quality can be found at: www.nokia.com/press >photos

Photos from the event can be found at: www.nokia.com/press >photos >events

For broadcast quality video material, please go to: www.nokia.com/press/broadcastroom to preview and request a video.

An event podcast is available at www.nokia.com/podcast/open_studio.mp3

PRESS RELEASE

April 25, 2006

Meet the Nokia N72: the Multimedia Computer that Looks as Good as It Performs

Berlin, Germany and Hong Kong, China - Nokia today revealed the Nokia N72, a sleek and stylish new addition to the Nokia Nseries range. In pearl pink or gloss black, this compact package has high-perfomance multimedia at its core, wrapped in a beautiful design. The Nokia N72 offers the benefits of versatile photography, entertainment and personal productivity to people who value style as much as high performance. A powerful yet stylish multimedia device, the Nokia N72 is equipped with a 2-megapixel camera and integrated digital music player, with dedicated capture and music player keys, an integrated browser, FM radio and support for Visual Radio.

“The Nokia N72 perfectly illustrates our commitment to offer the powerful performance of the Nokia Nseries to people based in regions dominated by EDGE/GSM network coverage,” said Pekka Pohjakallio, vice president, Multimedia Computers, Nokia. “The Nokia N72 allows you to tailor your multimedia device to match your interests, whether music, imaging or entertainment content, all in a stylish design you will be proud to own.”

“The Nokia Nseries promise of high performance technology is at the core of the Nokia N72 design DNA; with this device people will feel like they can express their extrovert nature,” said Bill Sermon, vice president of Multimedia Design, Nokia. “The design concept was inspired by what the Nokia N72 means to someone, rather than what it can merely do for that person. We drew on the relationship people have with things that inspire great performances, like the world’s finest grand piano or the perfect handcrafted writing pen. We wanted to play with contrast and detail to create drama within the product - and the end result is a beautiful device that creates its own signature at the same time that it draws you in.”

The pearl pink and gloss black versions of the Nokia N72 have digital textures on the back, which personalize the device. “The overall design makes a strong statement for the Nokia N72 as a multimedia computer, but the digital textures, or graphics, on the back add a subtlety of personal ownership, that it is my device,” Sermon adds.

Walk, Talk and Rock

Personalize your Nokia N72 with a choice of digital music tracks, and enjoy music on the go with the integrated digital music player. Press the music key for direct access to your music tracks. Record music from your CDs, create playlists and transfer your music onto your Nokia N72 with the Nokia Music Manager, a part of Nokia PC Suite.

Slide and Shoot

Morph your Nokia N72 into a digital camera by sliding open the active lens cover and compose your shot using the high definition 2.1 inch colour display. The 2 megapixel (1600 x 1200 pixels) camera includes an integrated flash, which will make it easy to capture images even in low light conditions. Capture photos or video clips with just one click, and later personalize your gallery image collection with the integrated photo and video editor. Choose your favorites to print or transfer them onto a compatible PC, with the option of online sharing on Internet communities.

Matching themed headset and wrist strap are included in sales packs of the Nokia N72. The Nokia N72 is expected to be available from June 2006 in key markets worldwide, including the Middle East and Africa, Russia, Eastern Europe, mainland China, India, Indonesia, Thailand, Vietnam, Malaysia and the Philippines.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

www.nseries.com

Please visit the Open Studio 2006 website for more information at: www.nokia.com/press/openstudio

Related photos in print quality can be found at: www.nokia.com/press >photos

Photos from the event can be found at: www.nokia.com/press >photos >events

For broadcast quality video material, please go to: www.nokia.com/press/broadcastroom to preview and request a video.

An event podcast is available at www.nokia.com/podcast/open_studio.mp3

PRESS RELEASE

April 25, 2006

Digitally Divine Nokia N73 - the Ultimate Challenge to the Digital Camera

Berlin, Germany and Hong Kong, China - Nokia today unveiled the latest addition to the Nokia Nseries family, the Nokia N73, a stunning multimedia computer in a compact and savvy exterior with exquisite photography features and integrated stereo speakers with 3D sound for optimized audio pleasure. In addition to a large 2.4 inch display, the Nokia N73 includes a 3.2 megapixel camera with Carl Zeiss optics, autofocus and support for Internet communities like Flickr - a package ready to challenge any digital camera.

“The ideal companion for the digital camera lover, the Nokia N73 is as easy to use as it is compact to carry. Imagine, stunning print quality photos and multimedia are just a slide and a click away, ready to be shared immediately, said Juha Putkiranta, senior vice president, Multimedia Computers, Nokia. “Being able to intuitively capture, edit and share your digital memories is at the core of the Nokia N73, which also offers the enriched multimedia experiences of the Nokia Nseries range. The joy of using the Nokia N73 extends beyond the actual device, by fusing people to their passions and with others who share them. The Nokia N73 is truly a camera for the Internet age, enabling people to share their photos on the Web in an instant, on Flickr or other photo sharing communities.”

Smile for the Camera

No need to plan for the perfect shot - spontaneous photography is inevitable when using the Nokia N73. A high-quality 3.2 megapixel (2048 x 1536 pixels) camera with Carl Zeiss optics, the Nokia N73 provides ‘real’ photo quality up to 10” x 8” (25 x 20 cm). Thanks to the mechanical shutter and advanced autofocus, photos are sharper, boasting crisp detail with reduced movement distortion, even in low light conditions. Once you’ve snapped your photos or videos, viewing them is a simple pleasure on the large, high resolution 2.4 inch full screen landscape viewfinder.

Share the Moment

Scrolling through your images and video clips is like flipping through a photoalbum - and this one is in your pocket. Display photos instantly on the beautiful screen, edge to edge, by simply pressing the dedicated review key. The powerful and intuitive active toolbar interface provides a one-touch selection to effortlessly send photos via email, Bluetooth connectivity or MMS, print or upload them onto an Internet community.

Impress your friends by creating a slideshow, complete with your own soundtrack - simply select your favorite images and digital tunes, and enjoy the 3D sound effects reverberating from the integrated stereo speakers.

Intuitive and Intelligent

Less than 90cc, the high-performing Nokia N73 not only travels with you, but also has intuitive functionality for additional ease-of-use. In fact, every aspect of the Nokia N73 has been designed to make photography easy. The dedicated controls for capture, zoom and review, together with the active toolbar interface provide intuitive and fast control of key camera functions.

With Nokia XpressTransfer, organizing and moving your images and videos onto a compatible PC is simple. Choose your favorites for immediate printing with Nokia

XpressPrint, or select them for convenient printing at a later time from the active toolbar.

Need It

The Nokia N73 meets a multitude of the everyday user’s needs - in one pocketable device. Available in 3G or quadband EDGE/GSM networks, the Nokia N73 has all the diversity of a powerful multimedia computer enabled with the S60 3rd Edition Software on Symbian OS. Music fans can tap into the Nokia N73’s integrated digital music player with playlists and equalizer or tune into the FM radio, or simply enjoy productivity features like email, office applications, organizer, synchronization with a compatible PC and browse the Internet with the Nokia Web Browser with Mini Map. See who you are calling and who calls you with the front VGA camera, enabled for video calling*.

The Nokia N73 is expected be available from July 2006, in three beautifully designed color combinations: silver grey/deep plum, frost white/metallic red and frost white/mocha brown.

*To check the availability and cost of the service, contact your network operator or service provider

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

www.nseries.com

Please visit the Open Studio 2006 website for more information at: www.nokia.com/press/openstudio

Related photos in print quality can be found at: www.nokia.com/press >photos

Photos from the event can be found at: www.nokia.com/press >photos >events

For broadcast quality video material, please go to: www.nokia.com/press/broadcastroom to preview and request a video.

An event podcast is available at www.nokia.com/podcast/open_studio.mp3

PRESS RELEASE

April 25, 2006

Nokia Introduces the Next Story in Video with the Nokia N93

Digital camcorder and multimedia computer in one easy-to-use compact package

Berlin, Germany and Hong Kong, China - Nokia today introduced the Nokia N93, the ultimate mobile device for spontaneous video recording. Offering uncompromised digital camcorder, telephony and rich Internet communication functionalities, the Nokia N93 features a 3.2 megapixel camera with Carl Zeiss optics, DVD-like video capture and 3x optical zoom. You can connect the Nokia N93 directly to your TV for a widescreen movie experience or upload your images and video to online albums or blogs. Moreover, you can create high-quality home movies and burn them to DVD with the included Adobe Premiere Elements 2.0 software.

“The Nokia N93 marks a new era in the digital camcorder market,” said Anssi Vanjoki, executive vice president and general manager of Multimedia, Nokia. “Incorporating all the features you need for great quality movie-making, the Nokia N93 is a fantastic example of a multimedia computer with true digital camcorder performance at its core. Thanks to its connectivity, it allows you to immediately share the memories you’ve captured, taking the entire camcorder experience to the Internet age.”

Intuitive and Spontaneous Capture

Offering the best mobile video and photography experience, the Nokia N93 is packed with exceptional camera features that enable high-quality photos and DVD-like quality video. Unfold and twist the main display, and the Nokia N93 is ready to shoot video and photos using the color landscape display as a full screen viewfinder. Whether special events or just fun, impromptu everyday life, you can capture moments conveniently and impulsively and share them with others as they happen.

Featuring MPEG-4 VGA video capture at 30 frames per second, the Nokia N93 delivers an unparalleled video experience with stereo audio recording and digital stabilization, enabling smooth and shake-free movies. The Nokia N93 incorporates a 3.2 megapixel (2048 x 1536 pixels) camera with a Carl Zeiss Vario-Tessar lens, 3x optical zoom and up to 20x digital zoom, as well as autofocus and close-up mode for amazing clarity and accuracy. Furthermore, the Nokia N93 has an active camera toolbar which displays all available capture features, from exposure value to color tones and white balance. There are dedicated keys for shutter, zoom and flash and also a camera mode key that enables you to switch quickly and easily between image and video capture.

The Nokia N93 features large internal memory of up to 50 MB, which can be further expanded with a hot swap miniSD card of up to 2 GB, allowing users to capture up to 90 minutes of DVD-like quality video or close to 2500 high-quality photos. Furthermore, you can easily transfer your photos and video from the memory card to a compatible PC for storage, and yet always carry a collection of your favorite resized images on the Nokia N93.

Joy of Sharing

Sharing your photos and video clips captured with the Nokia N93 is a snap. Show off your content on the up to 262,144 color 2.4” QVGA display (240 x 320 pixels)

featuring a super-wide 160 degree viewing angle. Share your uncompressed photos and video clips instantly via email, Bluetooth technology or by uploading them directly from the Gallery to compatible blogs. You can even share your captured memories with family and friends on a large compatible TV screen, using either the included TV cable or wirelessly over integrated WLAN and UPnP (Universal Plug and Play) technology. Furthermore, from browsing the web to reading your emails and office documents, you can even play games on the Nokia N93 using the screen of your compatible TV.

Creativity Made Easy

While editing your photos and video clips directly on the Nokia N93 is simple, you can also easily transfer them to your compatible PC, allowing for more creative control over your video output. The standard Nokia N93 sales pack comes bundled with Adobe Premiere Elements 2.0, which makes it easy to import video clips, photos and music and to start experimenting with hundreds of transitions and effects, as well as create professional looking home videos with customizable templates. And to top it off, you can effortlessly burn those great home movies to DVD and export formats for Web streaming and email.

Multifunctional Mobile Computing and Connectivity

Part of the Nokia Nseries multimedia computer range, the Nokia N93 offers great functionality in one beautifully shaped connected device. Designed to work on WLAN, 3G (WCDMA 2100 MHz), EDGE and GSM (900/1800/1900 MHz) networks, the Nokia N93 provides broadband Internet access for browsing, uploading content, and sending and receiving emails, allowing you to stay connected on the move. You can also set the device on a surface, flip the display horizontally and use the landscape screen to browse the Web, watch TV* over 3G networks, or make hands-free video calls*.

All Round Entertainment

The Nokia N93 includes a stereo FM radio and a digital music player that offer a fantastic music experience. You can create playlists and enjoy your music hands-free via the speaker or use the stereo headset provided. With the Nokia Music Manager, you can also easily rip your CDs and transfer your music collection to your phone. In addition, you can store up to 1500 songs on your Nokia N93 with a separately available 2 GB miniSD card. You can also enjoy high-quality 3D games with the pre-installed N-Gage franchise System Rush: Evolution.

The Nokia N93, which is based on S60 3rd Edition software on Symbian OS, is expected to become commercially available in July 2006 with an estimated, unsubsidized sales price of approximately 550 euros.

*To check the availability and cost of the service, contact your network operator or service provider.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

www.nseries.com

Please visit the Open Studio 2006 website for more information at: www.nokia.com/press/openstudio

Related photos in print quality can be found at: www.nokia.com/press >photos

Photos from the event can be found at: www.nokia.com/press >photos >events

For broadcast quality video material, please go to: www.nokia.com/press/broadcastroom to preview and request a video.

An event podcast is available at www.nokia.com/podcast/open_studio.mp3

PRESS RELEASE

April 25, 2006

Nokia and Yahoo! add Flickr support in Nokia Nseries Multimedia Computers

Easy mobile photo sharing directly from your device

Berlin, Germany and Hong Kong, China - Nokia, the world leader in mobile communications, and Yahoo!, the number one Internet destination, announced that they are making it easy for mobile photographers to upload and add comments to photos directly from their Nokia Nseries multimedia computers to Flickr, the largest online photo sharing community on the Web,. Consumers will be able to connect to their online Flickr accounts without the need to download or install any additional applications. The Nokia N93, Nokia N73 and Nokia N72, also announced today, are the first Nokia Nseries devices to support Flickr.

“More and more people are using mobile products to access Internet services and applications, which is why we are adding support for services like Flickr to our Nokia Nseries devices,” said Mikko Pilkama, director, Multimedia, Nokia. “Powerful multimedia computers like the Nokia Nseries are the best way to enjoy these new experiences and have them with you all the time. Being able to share a spontaneously captured photo with friends, or even complete strangers, is easy when you have a connected computer sitting in your pocket.”

Flickr is a community-driven online photo-sharing site that easily allows you to share your photos with friends and family, and the world. Once uploaded to Flickr, your photos can also be sent to your blog, as well as edited, organized, tagged, shared and more.

“The role of photography in people’s lives has begun a radical shift in the last five years. As increasing mobility creates new possibilities for communication, people stay in touch, share and discover the world through each other’s eyes,” said Stewart Butterfield, Flickr co-founder and general manager. “Nokia and Flickr are making it easy for consumers to connect and share their photos and life experiences without being tied to a PC.”

Easy to Use

You can upload your full size photos to Flickr directly from the camera or image Gallery application on your Nokia Nseries device. Another supported feature is the ability to add comments to the photos that are uploaded from the Nokia Nseries device. Setting up the online sharing function is easy once you have registered with Flickr (www.flickr.com) and received the login information for the device. This co-operation is available to consumers in select markets in the initial roll out.

Mobile Photography information

The most important camera that you can have is the one that is with you when you need to capture a moment you want to preserve. Having a connected camera in your pocket provides a unique ability to spontaneously capture and share your experiences without having to transfer pictures to a computer. Last year, Nokia sold more than 100 million camera phones, making it the world’s largest manufacturer of digital cameras.

*To check the availability and cost of the service, contact your network operator or service provider.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Flickr, a Yahoo! company

Flickr revolutionized photo sharing in 2004. Its innovative approach to how people store, share, sort and search for photos has attracted millions of users and influenced the way the current generation of web-based products and services are developed. Flickr’s vision is to be the ‘eyes of the world’, enabling the sharing and discovery of what people see around the globe, from friends and family, to group collaboration to breaking news. Flickr was acquired by Yahoo! in March 2005, and remains a separate brand. www.flickr.com.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

www.nseries.com

Please visit the Open Studio 2006 website for more information at: www.nokia.com/press/openstudio

Related photos in print quality can be found at: www.nokia.com/press >photos

Photos from the event can be found at: www.nokia.com/press >photos >events

For broadcast quality video material, please go to: www.nokia.com/press/broadcastroom to preview and request a video.

An event podcast is available at www.nokia.com/podcast/open_studio.mp3

PRESS RELEASE

April 25, 2006

Adobe and Nokia Join Forces to Bring Consumers a Complete Video Editing Solution

Award-winning Adobe Premiere Elements 2.0 software for video capture, editing and sharing to ship with the new Nokia N93

Berlin, Germany; Hong Kong, China and San Jose, Calif. - Nokia, the global leader in mobility, and Adobe Systems Incorporated (Nasdaq: ADBE), today announced that the standard sales pack of the new Nokia N93 mobile device will incorporate Adobe Premiere Elements 2.0 software for Windows XP. With Adobe Premiere Elements 2.0, video captured using the Nokia N93 can now be transferred to compatible desktop PC’s to edit, burn to DVD, and export to other formats for Web streaming and email. Delivered free of charge to Nokia N93 customers, Adobe Premiere Elements 2.0 (valued at US$99.99) will further enhance the video capture and sharing experience.

Featuring DVD-like video capture at 30 frames per second, a 3.2 megapixel camera with Carl Zeiss optics and 3x optical zoom with video stabilization, the Nokia N93 offers users digital camcorder benefits without compromising mobile phone functionality and ease of use. Adobe Premiere Elements 2.0 software brings Nokia N93 users unparalleled control and multiple options for creative digital video editing with a self-adjusting workspace and DVD menu customization. With Adobe Premiere Elements 2.0, owners of Nokia N93 can experiment with hundreds of professional transitions and effects and burn videos to DVD, one of many formats the software supports.

“The video capture quality of our new Nokia N93 is so good, we felt that providing users with great, easy-to-use editing and DVD burning software was an absolute must,” said Mike Butler, vice president of solution creation and delivery for Multimedia, Nokia. “Thanks to the collaboration with Adobe, we are able to offer people a comprehensive digital imaging and video experience. With Adobe Premiere Elements 2.0, you can easily turn those high-quality video clips captured with Nokia N93 into great home movies. And even better, you can burn them on a DVD to share with friends and family.”

“The rapid proliferation of mobile devices like the Nokia N93 have altered the way consumers capture life events,” said Deborah Whitman, vice president of product management for Digital Imaging at Adobe. “Adobe Premiere Elements 2.0 addresses the need to be nimble and gives people fun options to share high-quality video output just as quickly as they shot it, preserving the spontaneity of the experience.”

Adobe Photoshop Album Starter Edition 3.0 software is also included in the standard Nokia N93 sales pack and allows consumers to fix their high-quality digital photos utilizing the large screen of a compatible PC. With Adobe Photoshop Album Starter Edition 3.0, cropping, rotating, and red eye reduction can be carried out in just a few seconds.

Nokia and Adobe have been cooperating on providing users with complete imaging solutions since early 2004. Nokia also licenses Macromedia Flash technology from Adobe and recently announced the creation of Nokia PRO: Flash Zone, a new support program to turbo-charge the development of Flash content for Nokia handsets. Nokia has already announced several handsets that integrate Flash Lite technology which have started shipping in select markets worldwide.

Pricing and Availability

Adobe Premiere Elements 2.0 will be available in the standard sales pack of the new Nokia N93 in Europe, Middle East, Asia-Pacific, and Americas markets. The Nokia N93 is expected to become available in July 2006 with an estimated, unsubsidized sales price of approximately 550 euros.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

About Adobe Systems Incorporated

Adobe revolutionizes how the world engages with ideas and information - anytime, anywhere and through any medium. For more information, visit www.adobe.com.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Adobe Systems Incorporated

Tel. +1 408-536-6392

Email: cgushike@adobe.com

Related photos in print quality can be found at: www.nokia.com/press >photos

PRESS RELEASE

April 25, 2006

Gary Oldman Premieres New Mobile Movie Studio

Berlin, Germany and Hong Kong, China - Award-winning actor and film-maker, Gary Oldman today unveiled a pioneering new mobile video initiative, the Nokia Nseries Studio, and announced plans to shoot a short film with the new Nokia N93 multimedia computer, also introduced today.

Advanced mobile video devices like the Nokia N93 offer the unique ability to capture and share spontaneous instants in everyday life. To encourage people to shoot and share these moving moments, Nokia has created the Nokia Nseries Studio (www.nokia.com/nseries/studio), a new interactive online community for mobile movies.

Gary Oldman, the director of BAFTA award-winning Nil By Mouth and star of Bram Stoker’s Dracula, Leon and Harry Potter: The Prisoner of Azkaban leads an international cast of creative visionaries who are shooting mobile movies for the Nokia Nseries Studio on a Nokia N93. They are all tasked with producing short films based on the theme of ‘open your eyes’ - capturing the everyday moments that tell a touching, compelling or provoking story about the world we live in.

Today and regularly over the next few months, a selection of these mobile movies will be premiered on the Nokia Nseries Studio where they’re available for downloading to mobile devices or PCs. In the summer, Nokia is planning to open up the site so people can upload and showcase their own mobile short films.

Commenting on the initiative, Gary Oldman said: “I am fascinated by the potential of mobile video devices like the Nokia N93. They allow us to catch the fleeting moments we observe in our daily lives and share them as they happen. The possibilities for film-making are endless - I’m looking forward to producing a short film on a Nokia N93 and I hope it inspires people to record the extraordinary moments in their ordinary days and share them with the world.”

Tapio Hedman, senior vice president, Multimedia Marketing, Nokia, said: “Connected mobile video devices are the ultimate solution for spontaneous video recording. With the Nokia Nseries Studio we’re hoping to encourage more people to shoot and share their life experiences. And with the Nokia N93, people can capture these moments in unparalleled video quality from a mobile device.”

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

www.nseries.com

Please visit the Open Studio 2006 website for more information at: www.nokia.com/press/openstudio

Related photos in print quality can be found at: www.nokia.com/press >photos

Photos from the event can be found at: www.nokia.com/press >photos >events

For broadcast quality video material, please go to: www.nokia.com/press/broadcastroom to preview and request a video.

An event podcast is available at www.nokia.com/podcast/open_studio.mp3

PRESS RELEASE

April 25, 2006

Nokia and CommTel bring Soul Triple Play over DSL in Australia

Espoo, Finland - CommTel Network Solutions Australia, a value added re-seller of Nokia’s network solutions, has signed an agreement for the supply and implementation of Nokia broadband DSL solutions and related services to the Soul group of companies all operating in Australia. Deliveries commenced in January 2006 and the system will be up and running during April 2006.

The Nokia D500 IP Multi Service Access Node was selected due to its unique ability to provide fast Internet access in excess of 24Mbps, IPTV, and Voice over IP (VoIP) in conjunction with Soul’s SIP-based softswitch. The 60Gbps scalable capacity provided in every Nokia D500 Node provides high quality of service and throughput for Soul’s diverse range of broadband customers and services, including capacity for up to 200 simultaneous fast-switching multicast video channels.

Soul is the new brand name for the SPT group of companies which includes Soul Pattinson Telecommunications, B Digital, Digiplus, Kooee and SPTCom (formerly Comindico) all operating in Australia. The Soul network is a fully converged video, voice and data IP-based network with distributed switching throughout regional Australia. These capabilities enable Soul to deliver broadband products and services, whether voice, video or data, through to the “last mile” on its own fully converged network throughout metropolitan, regional and rural Australia.

“Soul maintains a strong position in the multimedia market, as we already offer the full suite of telecommunications and multimedia services including high speed broadband, broadcast video as well as mobile and fixed telephony services to over 500,000 customers across Australia,” says Rob Millner, Chairman of Soul. “Our relationship with CommTel and Nokia allows us to extend the delivery of multi-media services including VoIP to our existing customers as well as offering content to a wider converging customer base.”

“The alliance between Soul and CommTel will allow us to introduce alternative, competitive broadband infrastructure to regional Australia which is a key objective for the Federal Government under the Broadband ‘Connect’ program. Meanwhile, we’re also looking at opportunities to deliver voice services to consumers (using VoIP technology) as well as trialing IPTV services,” Millner said.

“As an industry leader in SIP-enabled solutions Nokia is now one of the first in the world to commence deliveries of SIP-based Voice over broadband, enabling Soul’s customers to continue using their existing home telephone over an IP-based voice network,” says John Stefanac, Vice-President, Networks, Asia Pacific, Nokia.

“The Nokia D500 is a complete IP-based platform providing the security and quality of service that VoIP demands. It supports the latest DSL standards, SHDSL.bis and ADSL2+, increasing bandwidth for residential and business customers over both IP and ATM-based connections. We have now commenced trials, connecting with Soul over wireless LAN to leading SIP-compliant mobile devices such as the Nokia Eseries,” Stefanac said.

Nokia has a renowned track record in carrier-class broadband and narrowband products and works together with key partners to enable broadband services for more than 50 customers across the globe, covering the European, Asia-Pacific, China, and the Americas markets.

About Soul

S P Telemedia Limited (ASX Code: SOT) trading as SOUL is an innovative market leader in the IP telecommunications and multi-media market. Listed on the Australian Stock, Soul’s entry into the market in 2000 was met with huge success in a relatively short period of time. Since its establishment, Soul has maintained rapid growth, proving itself to be a dynamic and significant force in the Australian telecommunications industry. Among other features of Soul’s capability are:

• it has the largest fully converged voice, video and data IP based access network in regional Australia

• it has the largest voice enabled IP network in Australia

• a 46% interest in B Digital Limited, making it the largest mobile telephony reseller in Australia and servicing in excess of 500,000 consumer telco services

• it owns Australia’s highest rating television station, NBN Television

These capabilities enable Soul to deliver IP based broadband products and services, whether voice, video or data, end to end through to the “last mile” on a fully converged network throughout metropolitan, regional and rural Australia.

About CommTel

CommTel Network Solutions Pty Ltd, based in Melbourne, Australia, is a specialist company, providing Design, Engineering and Integration of advanced telecommunications systems to Carrier and Dedicated Networks Customers in the Oceania and APAC Regions. CommTel’s core expertise is the application of new and advanced DSL and optical fibre transmission technologies to applications in the carrier, power utility, oil and gas, and transport markets.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Soul

Michael Simmons / Steve Legge

Tel. +61 2 8220 6000

E-mail: msimmons@soulaustralia.com.au

slegge@soulaustralia.com.au

www.soulaustralia.com.au

CommTel Network Solutions Pty. Ltd

Michael Harrisson

Tel. +61 3 9330 4722

E-mail: business@commtelns.com

www.commtel.com.au

www.nokia.com

Notes to editors:

SIP (Session Initiation Protocol) is an application-layer control protocol for creating, modifying, and terminating sessions with one or more participants, allowing multi-user, multi-device (fixed and mobile) environments. These sessions include Internet multimedia conferences, Internet telephone calls, and multimedia distribution. Members in a session can communicate via multicast or via a mesh of unicast relations, or a combination of these

DSL (Digital Subscriber Line) is a family of digital telecommunications technologies designed to allow high-speed data communication over the existing copper telephone lines between end-users and telephone companies. xDSL is a generic abbreviation for various different DSL types, e.g. ADSL, ADSL2+ SHDSL, and VDSL. xDSL calls for modems at either end of a copper twisted-pair wire to deliver data, voice, and video over a dedicated digital network.

DSLAM (Digital Subscriber Line Access Multiplexer) is multiplexing equipment that contains a high concentration of central office splitters, xDSL modems, and other electronic equipment to connect traffic to the wide area network (WAN)

IP (Internet Protocol) is the basic communication language or protocol of the Internet. It can also be used as a communications protocol in a private network. It is a network layer protocol, in the transmission control protocol/Internet protocol (TCP/IP) stack.

VoIP (Voice over Internet Protocol) technology is a set of protocols that facilitate phone calls over an IP network, such as the Internet. VoIP phone calls can be established between computers, between mobile phones and between a VoIP device and a traditional telephone.

PRESS RELEASE

April 28, 2006

Nokia and InterDigital resolve contract dispute

Espoo, Finland - Nokia and InterDigital have resolved their contract dispute over the patent license agreement originally signed in 1999.  The parties had a dispute regarding the impact to Nokia of InterDigital’s licenses with Ericsson and Sony-Ericsson.

The settlements resolve the legal disputes related to 2G products. Under the settlement agreements, Nokia obtains a fully paid-up, perpetual, irrevocable license to all of InterDigital’s current patent portfolio, and any patents InterDigital may later acquire, for purposes of making or selling 2G products, including handsets and infrastructure.

The settlements also resolve disputes related to all Nokia products up to the agreement date. “Our prior contract agreement required us to respect the settlements that Ericsson and Sony-Ericsson entered in 2003, but there was a dispute about the impact those other settlements should have on Nokia, “ said Ilkka Rahnasto, Vice President, Intellectual Property Rights, Nokia. “This case demonstrates that legal disputes are sometimes necessary in order to lower unrealistic demands”.

The USD$253 million payment required under the settlement is in line with Nokia’s earlier provisions.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; and 21) the impact of changes in government policies, laws or regulations; as well as 22) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.”

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 28, 2006

Nokia Nseries joins Tribeca Film Festival in celebrating their five-year anniversary

Mobile communications leader premieres mobile movie initiatives in New York City and around the world

New York, USA - Nokia celebrates the art of storytelling as a signature sponsor of the Tribeca Film Festival, which begins its fifth year this week in New York City.  As a returning sponsor, Nokia premieres several new projects, including a series of original works from Academy Award nominated documentary filmmaker Oren Jacoby and a new series of the widely popular Public Service Announcements which will air prior to each film screening.  The combination of Tribeca Film Festival and Nokia brings together the best in filmmaking with the best in mobile technology to create a unique experience for Festival Participants, film enthusiasts and the general public alike. The documentaries and PSAs can be viewed online at www.nokia.com/tff.

In addition to the activities onsite at the Tribeca Film Festival, Nokia unveiled this week in Berlin, Germany a pioneering mobile video initiative called Nokia Nseries Studio, a new interactive community that serves as an online destination for mobile movies. Gary Oldman, the director of BAFTA award-winning Nil By Mouth and star of Bram Stoker’s Dracula, Leon and Harry Potter: The Prisoner of Azkaban, leads an international cast of creative visionaries who are shooting mobile movies for the Nokia Nseries Studio on a Nokia N93, the newest addition to the Nokia Nseries, which allows users to capture DVD-like quality video.

“There are few things more powerful than telling a good story”, said Johan Eidhagen, Director, Multimedia Marketing at Nokia North America. “As a leader in mobile photography and video, Nokia’s presence offers a unique opportunity to not only demonstrate how our Nokia Nseries devices serve as a medium for storytelling, but also to showcase original Festival content, including works shot using a Nokia Nseries multimedia computer by several acclaimed filmmakers.”

Documentaries created with Nokia Nseries devices

Nokia is collaborating with Academy Award nominated documentary filmmaker, and 2004 Tribeca Film Festival award winner Oren Jacoby to create a series of artist interviews shot using the Nokia N93.  Jacoby will interview five artists of various disciplines about their views on film, inspiration and how leading-edge mobile technology is changing the art of film and mixed media. These artists, who include other past Tribeca Film Festival award winners, have already embraced various aspects of technology as part of their craft.

‘Silence your cell phone - or I’ll scream’

Nokia returns with a second series of highly anticipated 30-second lighthearted and topical Public Service Announcements (PSAs) that will be shown before each film throughout the Festival.  Artists in the film industry share their personal, often visceral reactions to disturbances during their movies.

“With the Festival’s expanding presence this partnership makes perfect sense,” said Craig Hatkoff, co-founder of the Tribeca Film Festival. “It will help filmmakers continue to explore their art of storytelling utilizing new technologies and will enable the Festival to continue to explore new platforms that provide wider distribution opportunities for aspiring artists.”

Nokia N93 and Nokia Nseries Studio

This spring and summer, Gary Oldman and a group of visionaries are shooting mobile movies for the Nokia Nseries Studio on a Nokia N93. They are all tasked with producing short films based on the theme of ‘open your eyes’ - capturing the everyday moments that tell a touching, compelling or provoking story about the world we live in.

Starting now and each week for the next few months, a selection of these mobile movies will be premiered on the Nokia Nseries Studio where they are available for downloading to mobile devices*. In the summer, Nokia will open up the site so people can upload and showcase their own mobile short films.

Advanced mobile video devices like the new Nokia N93 offer the unique ability to capture and share spontaneous instants in everyday life. Nokia Nseries Studio can be found at www.nokia.com/nseries/studio.

*To check the availability and cost of the service, contact your network operator or service provider.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use.  With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Related photos in print quality can be found at: www.nokia.com/press ->photos

For broadcast quality video material, please go to: www.nokia.com/press/broadcastroom to preview and request a video.

For more information about Nokia N93 and other Nokia Nseries devices, visit www.nokia.com/nseries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel

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